Prospectus Supplement

(To Prospectus dated May 5, 2000)

$600,000,000

6% Senior Notes due 2009

The Issuer:

•	We are one of the largest gaming companies in the world. We own what we believe to be the finest collection of casino resorts in the world.

The Offering:

•	Use of Proceeds: We will use the net proceeds from the offering of the notes to repay a portion of the outstanding borrowings under our $2.0 billion revolving facility, to pay fees and expenses related to this offering and for general corporate purposes.

The Senior Notes:

•	Maturity: The notes will mature on October 1, 2009.
•	Interest Payments: We will pay interest on the notes semi-annually in cash in arrears on April 1 and October 1 of each year, starting on April 1, 2004.
•	Ranking: The notes and guarantees will be general secured senior obligations of MGM MIRAGE and each guarantor, respectively, and will rank equally with or senior to all existing or future indebtedness of MGM MIRAGE and each guarantor, respectively.
•	Security: The notes will be secured with our other senior secured notes and certain of our other senior indebtedness by substantially all assets of MGM MIRAGE and the guarantors. Under certain circumstances, such senior secured notes, the notes offered hereby and certain of our other senior indebtedness will cease to be so secured.
•	Guarantees: The notes will be guaranteed by substantially all of our subsidiaries.
•	Optional Redemption: We may redeem the notes in whole or in part at any time prior to their maturity at a make whole premium.

The underwriters have agreed to purchase the notes from MGM MIRAGE at 99.375% of their principal amount for total proceeds to MGM MIRAGE of $596,250,000, or $993.75 for each $1,000 principal amount of notes, before deducting expenses.

This investment involves risks. See “ Risk Factors” beginning on page S-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada Gaming Control Board, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful.

The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

Banc of America Securities LLC expects to deliver the notes to purchasers on or about September 17, 2003.

Joint Book-Running Managers

Banc of America Securities LLC	Citigroup
Deutsche Bank Securities	JPMorgan

CIBC World Markets

Commerzbank Securities

Morgan Stanley

Scotia Capital

SG Cowen

Wells Fargo Securities, LLC

The date of this prospectus supplement is September 11, 2003

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are offering the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents regardless of the time of delivery of this prospectus supplement or any sale of the notes.

Prospectus Supplement

Prospectus

SUMMARY

This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the financial data and related notes, as well as the documents incorporated by reference, before making an investment decision. In this prospectus supplement, except where the context otherwise requires, we will collectively refer to MGM MIRAGE (formerly known as MGM Grand, Inc.) and its direct and indirect subsidiaries as “MGM MIRAGE,” “we,” “our” and “us.”

MGM MIRAGE

We are one of the largest gaming companies in the world. We own what we believe to be the finest collection of casino resorts in the world. We own and operate Bellagio, MGM Grand Las Vegas, The Mirage, Treasure Island and New York-New York Hotel and Casino, and we own a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, six of the most prominent casino resorts on the Las Vegas Strip. We also own and operate Whiskey Pete’s, Buffalo Bill’s and the Primm Valley Resort, located in Primm, Nevada, Beau Rivage, a beachfront resort located in Biloxi, Mississippi, and the Boardwalk Hotel and Casino on the Las Vegas Strip. We also own and operate the MGM Grand Detroit casino in Detroit, Michigan and the MGM Grand Hotel and Casino in Darwin, Australia. We are also a 50% owner of Borgata, a destination casino resort on Renaissance Pointe in Atlantic City, New Jersey that opened on July 3, 2003. In June 2003, we entered into an agreement to sell our subsidiaries operating the Golden Nugget Las Vegas and Golden Nugget Laughlin, including substantially all of the assets and liabilities of those resorts, for approximately $215 million, subject to certain working capital adjustments. We expect this transaction to be completed by the end of 2003.

Operating Casino Resorts

We have provided below certain information about our casino resorts as of June 30, 2003. Except as otherwise indicated, we wholly own and operate these resorts.

Name and Location	Number of Rooms/Suites	Approximate Casino Square Footage	Slots (1)	Gaming Tables (2)
Domestic:
Las Vegas Strip, Nevada
Bellagio	3,005	155,000	2,449	141
MGM Grand Las Vegas	5,035	171,500	2,931	154
The Mirage	3,044	107,200	2,276	119
Treasure Island	2,885	83,800	1,952	74
New York-New York	2,024	84,000	1,830	81
Monte Carlo (3)	3,002	102,000	1,914	74
Boardwalk	654	32,000	555	21

Subtotal	19,649	735,500	13,907	664
Downtown Las Vegas, Nevada
The Golden Nugget (4)	1,907	38,000	1,270	59
Laughlin, Nevada
The Golden Nugget-Laughlin (4)	300	32,000	1,022	12
Primm, Nevada
Buffalo Bill’s Resort & Casino	1,240	62,100	1,286	34
Primm Valley Resort & Casino	625	38,000	1,115	34
Whiskey Pete’s Hotel & Casino	777	36,400	1,090	28
Primm Center	N/A	350	6	N/A

Name and Location	Number of Rooms/Suites	Approximate Casino Square Footage	Slots (1)	Gaming Tables (2)
Detroit, Michigan
MGM Grand Detroit	N/A	75,000	2,692	80
Biloxi, Mississippi
Beau Rivage	1,740	80,000	2,263	90
Atlantic City, New Jersey
Borgata (5)	2,002	125,000	3,650	145

Total Domestic	28,240	1,222,350	28,301	1,146
International:
Darwin, Northern Territory, Australia
MGM Grand Australia	106	23,800	436	26

Grand Total	28,346	1,246,150	28,737	1,172

(1)	Includes slot machines and other coin-operated gaming devices.
(2)	Includes blackjack (“21”), baccarat, craps, roulette, pai gow, pai gow poker, Caribbean stud poker, and other table games.
(3)	Owned and operated by a 50-50 joint venture with Mandalay Resort Group.
(4)	In June 2003, we entered into an agreement to sell our subsidiaries operating the Golden Nugget Las Vegas and Golden Nugget Laughlin, including substantially all of the assets and liabilities of these resorts.
(5)	Owned and operated by a 50-50 limited liability company with Boyd Gaming Corporation. Borgata opened on July 3, 2003.

Recent Developments

Business Developments.    In June 2003, we entered into an agreement to sell our subsidiaries operating the Golden Nugget Las Vegas and Golden Nugget Laughlin, including substantially all of the assets and liabilities of those resorts, for approximately $215 million, subject to certain working capital adjustments. We expect this transaction to be completed by the end of 2003, subject to customary sales conditions and regulatory approvals. Also in June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website based on the Isle of Man.

In anticipation of reforms to gambling legislation currently being considered by the British government, we purchased in May 2003 a 25% interest in Metro Casinos Limited, a company which is developing a new casino in Bristol. Metro Casinos Limited is a subsidiary of R J Bown (Holdings) Ltd, the owner of the Westcliff Casino, one of the largest United Kingdom provincial casinos. The Bristol facility is expected to open by the end of the year. Additionally, the companies have agreed to work together in developing casinos in the Bristol area as well as a possible significant expansion of the Westcliff Casino in Southend. Our involvement in the Bristol casino will require the approval of the Gaming Board for Great Britain, which regulates casinos in the United Kingdom.

Financial Position.    Subsequent to June 30, 2003 and through September 10, 2003, we have repurchased approximately 3 million additional shares of our common stock under our current 10 million share authorization, leaving approximately 5 million shares available for repurchase under the existing authorization.

Our Board of Directors has authorized us to acquire up to $100 million of our outstanding debt securities through open market purchases or privately negotiated transactions, of which $25 million has been completed as of September 5, 2003. Further purchases will depend on market conditions and other factors.

On September 4, 2003, Standard & Poor’s Rating Service lowered its ratings on us, including our corporate credit rating, to one level below investment grade, to ‘BB+’ from ‘BBB-’. We do not believe this downgrade has had, or will have, a significant effect on our liquidity or our ability to secure short-term or long-term financing. Under our existing credit facilities and based on outstanding borrowings as of June 30, 2003, our annual interest expense would be approximately $7 million higher as a result of the downgrade.

Dividend Policy.    For the foreseeable future, we do not anticipate paying dividends. We intend to retain any earnings to fund the operation of our business, to service and repay our debt, to make strategic investments in high return growth projects at our proven resorts, to repurchase shares of common stock and to reserve our capital to raise our capacity to capture investment opportunities overseas and in emerging domestic markets. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Our senior credit facilities contain financial covenants that could restrict our ability to pay dividends. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	MGM MIRAGE

Securities	$600,000,000 principal amount of senior notes.

Maturity	October 1, 2009.

Interest	Annual rate: 6%. Payment frequency: semi-annually on April 1 and October 1. First payment: April 1, 2004.

Guarantee	The notes will be unconditionally guaranteed, jointly and severally, on a senior basis by substantially all of our wholly owned U.S. subsidiaries except for U.S. holding companies of our foreign subsidiaries.

Security	The notes will be secured equally and ratably with our other senior secured notes and certain of our other senior indebtedness by substantially all assets of MGM MIRAGE and the guarantors. Under certain circumstances, including our senior secured notes being rated investment grade by Moody’s and Standard & Poor’s, such senior secured notes, the notes offered hereby and certain of our other senior indebtedness will cease to be so secured. However, we are not permitted to create liens on our ownership interests in our subsidiaries which hold gaming licenses or similar approvals in certain jurisdictions, including Nevada, until we receive gaming approval. While we anticipate these approvals will be obtained within 60 to 180 days, we cannot assure you that the approvals will be granted within that time period or at all.

Ranking	The notes and guarantees will be general secured senior obligations of MGM MIRAGE and each guarantor, respectively, and will rank equally with or senior to all existing or future indebtedness of MGM MIRAGE and each guarantor, respectively. See “Description of the Notes—Ranking.”

Optional Redemption	We may redeem the notes in whole or in part at any time prior to their maturity at the redemption price described in the section “Description of the Notes—Optional Redemption.”

Certain Covenants	The indenture contains covenants that, among other things, will limit our ability and, in certain instances, the ability of our subsidiaries, to:
• incur liens on assets to secure debt; • enter into certain sale and lease-back transactions; and • merge or consolidate with another company or sell substantially all assets.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Additional Covenants of MGM MIRAGE.”
Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $596.3 million. We will use the net proceeds from the offering of the notes to repay a portion of the outstanding borrowings under our $2.0 billion revolving credit facility, to pay fees and expenses of this offering and for general corporate purposes.

You should refer to the section “Risk Factors” for an explanation of some of the risks of investing in the notes.

RISK FACTORS

Before you invest in the notes, you should be aware that such investment carries various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in the notes.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our operations and financial results and impair our ability to satisfy our obligations under the notes.

We had approximately $5.1 billion of indebtedness as of June 30, 2003. See “Capitalization.” The interest rate on a large portion of our long-term debt is subject to fluctuation based on changes in short-term interest rates and the ratings which national rating agencies assign to our outstanding debt securities.

The notes will not restrict our ability to borrow substantial additional funds in the future that may be either pari passu with or subordinated to the notes, and the notes provide holders only limited protection should we be involved in a highly leveraged transaction. If we incur additional indebtedness, it could increase the related risks that we face.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	limit our ability to borrow additional funds; and

•	place us at a competitive disadvantage compared to other less leveraged competitors.

Servicing our indebtedness will require a significant amount of cash and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our senior credit facilities in the future will depend on our meeting the financial covenants in the agreements, including a minimum interest coverage test and a maximum leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. Our $2.0 billion revolving credit facility matures during the second quarter of 2005. Although we plan to use the net proceeds of this offering to repay a portion of the $2.0 billion revolving credit facility, we cannot assure you that we will be able to extend or refinance any of the remainder of our indebtedness on favorable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

The notes will not have the benefit of a lien on the shares and other ownership interests of our subsidiaries which hold gaming licenses until we receive approvals from applicable gaming authorities and potentially for a 90 day period thereafter.

We have created liens on the shares and other ownership interests of substantially all of our subsidiaries to secure our other senior indebtedness. While we have secured the notes with liens on substantially all of our assets, we are not permitted to create liens on the shares and other ownership interests of our subsidiaries which hold gaming licenses or similar approvals in certain jurisdictions, including Nevada, until we receive approval from the applicable gaming authorities. While we have agreed to seek such approval and we anticipate this filing and approval process may be resolved within 60-180 days, we cannot give any assurance that such approvals will be granted within that time period or at all.

In the event of a bankruptcy or similar proceeding involving us before receipt of such approvals, those shares and other ownership interests will be available to satisfy the obligations under our other senior secured indebtedness before payments from those assets are made on the notes. Also, if we obtain such approvals and perfect the liens on such shares and other ownership interests but a bankruptcy or similar proceeding involving us occurs within 90 days (or one year in the case of any notes held by any of our insiders) of such perfection and such liens are challenged as a preference, such liens could be set aside by the bankruptcy court if such challenge were upheld. As of June 30, 2003, the notes would have been effectively junior with respect to those shares and other ownership interests to approximately $3.4 billion of senior secured indebtedness. In addition, our foreign subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our foreign subsidiaries, creditors of those subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent we may also have a claim as a creditor. Assuming we had completed this offering on June 30, 2003, the notes would have been effectively junior to approximately $15 million of indebtedness of our foreign subsidiaries.

Fraudulent conveyance statutes allow courts, under specific circumstances, to avoid subsidiary guarantees.

Various fraudulent conveyance and similar laws have been enacted for the protection of creditors and may be utilized by courts to avoid or limit the guarantees of the notes by our subsidiaries. The requirements for establishing a fraudulent conveyance vary depending on the law of the jurisdiction that is being applied. Generally, if in a bankruptcy, reorganization or other judicial proceeding, a court were to find that the guarantor received less than reasonably equivalent value or fair consideration for incurring indebtedness evidenced by guarantees, and either

•	was insolvent at the time of the incurrence of such indebtedness,

•	was rendered insolvent by reason of incurring such indebtedness,

•	was at such time engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

such court could, with respect to the guarantor, declare void in whole or in part the obligations of such guarantor under the guarantees, as well as any liens granted by the guarantor securing the guarantees or the guaranteed obligations. Any payment by such guarantor pursuant to its guarantee could also be required to be returned to it, or to a fund for the benefit of its creditors. Generally, an entity will be considered insolvent if the sum of its respective debts is greater than the fair saleable value of all of its property at a fair valuation or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become absolute and mature.

We, meaning only MGM MIRAGE, have no operations of our own and derive all of our revenue from our subsidiaries. If a guarantee of the notes by a subsidiary were avoided as a fraudulent transfer, holders of other indebtedness of, and trade creditors of, that subsidiary would generally be entitled to payment of their claims from the assets of the subsidiary before such assets could be made available for distribution to us to satisfy our own obligations. The indenture for the notes will not limit the incurrence of additional indebtedness by us and our subsidiaries or limit investments by us in our subsidiaries.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with any gaming laws to which we or any of our subsidiaries are or may become subject, as more fully described in the sections entitled “Regulation and Licensing” and “Description of the Notes—Mandatory Disposition Pursuant to Gaming Laws.”

An active trading market may not develop for these notes.

Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after we complete this offering. However, the underwriters may cease their market-making activities at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

Risks Related to MGM MIRAGE and the Gaming Industry

The gaming industry is highly competitive.

To the extent that new casinos enter our markets or hotel room capacity is expanded by others in a city where our casino resorts are located, particularly Las Vegas, competition will increase. Major competitors have either recently expanded their hotel room capacity or are currently constructing new rooms in Las Vegas. In addition, a new casino resort is under construction and is scheduled to open in 2005 which will likely increase competition for our resorts. The business of our Nevada hotel/casinos might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California. Similarly, legalization of gaming operations in any jurisdiction located near Detroit, Michigan or Atlantic City, New Jersey, or the establishment of new large-scale gaming operations on nearby Native American tribal lands, could adversely affect our Detroit casino or our Atlantic City operations. Any expansion of gaming activities in the Gulf Coast region could also have an adverse effect on our Beau Rivage hotel/casino in Biloxi, Mississippi.

A gaming referendum has been adopted in California, which could have a material adverse effect on our business.

Voters in California approved an amendment to the California constitution on March 7, 2000 that gave Native American tribes in California the right to offer a limited number of slot machines and a range of house-banked card games. A number of Native American tribes have already signed and others have begun signing gaming compacts with the State of California. More than 60 compacts had been approved by the federal government as of June 30, 2003, and casino-style gaming is legal in California on those tribal lands. According to the California Gambling Control Commission, there were more than 50 operating tribal casinos in California at June 30, 2003. The expansion of Native American gaming in California has already impacted our Laughlin and Primm Valley operations. At this time, we cannot determine the impact expanded gaming in California will have on our other Nevada casinos.

The gaming industry is highly regulated, and we must adhere to various regulations, maintain our licenses and pay gaming taxes to continue our operations.

The ownership and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see “Regulation and Licensing.” The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time. For instance, legislatures in Nevada and New Jersey recently approved increases to the gaming tax rates in those states.

While we are committed to building a permanent casino in Detroit, Michigan, the ability to proceed with the construction is subject to resolution of litigation.

We operate an interim casino in Detroit, Michigan under a revised development agreement with the City. We are committed to building a larger permanent hotel/casino facility. The revised development agreement contemplates that our permanent casino facility will open by January 2006. We are currently in the process of obtaining land and developing plans for the permanent facility, and currently expect the project to cost approximately $575 million (including land, capitalized interest and preopening expenses, but excluding approximately $115 million of payments to the City under the revised development agreement). The design, budget and schedule of the permanent facility are at an early stage, and the ultimate timing, cost and scope of the facility are subject to risks attendant to large-scale projects. The ability to construct the permanent casino facility is currently subject to resolution of certain litigation involving the ordinance governing the casino selection process. Until the issue is resolved, we are prohibited from commencing construction under an injunction issued by the 6th Circuit Court of Appeals. The outcome of the litigation may materially impact the timing and nature of our plans in Detroit, and may affect our ability to operate an interim and/or permanent facility in Detroit.

We rely on customers who travel to our resorts, and if our customers’ ability to travel is impeded, it could negatively affect our operating results.

Many of our customers travel by air. As a result, the cost and availability of air service and the impact of events like those of September 11, 2001, can affect our business. Additionally, there is one principal interstate highway between Las Vegas and Southern California, where a large number of our customers reside. Capacity restraints of that highway or any other traffic disruptions may affect the number of customers who visit our facilities.

Terrorist attacks may cause significant disruption to our business.

The events of September 11, 2001, and the potential for future terrorist attacks or acts of war or hostility, have created many economic and political uncertainties that could adversely impact our business levels and results of operations. Leisure and business travel, especially travel by air, remain particularly susceptible to global geopolitical events. Furthermore, although we have been able to purchase some insurance coverage for certain types of terrorist acts, insurance coverage against loss or business interruption resulting from war and some forms of terrorism continues to be unavailable.

We are a large consumer of electricity and other energy and costs for energy may increase substantially.

Increases in energy costs, such as those experienced recently in Nevada, have a negative impact on our operating results. Additionally, higher energy and gasoline prices which affect our customers may result in reduced visitation to our resorts and a reduction in our revenues. We have filed with the Public Utility

Commission of Nevada to exit the Nevada Power Company system and purchase electricity for our Nevada resorts from a third-party provider. We cannot provide assurance as to when or if we will exit the system, or that exiting the system will result in lower electricity costs.

Tracinda Corporation owns a majority of our common stock and may influence our Board of Directors and affairs.

Tracinda Corporation and its sole stockholder beneficially owned approximately 54% of our outstanding common stock at June 30, 2003. Tracinda has the ability to elect our entire Board of Directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions.

USE OF PROCEEDS

We plan to use the net proceeds from the offering of these notes (approximately $596.3 million after underwriting discounts and commissions and before expenses) to repay a portion of the outstanding amount under our $2.0 billion revolving credit facility, to pay fees and expenses related to this offering and for general corporate purposes. The $2.0 billion revolving credit facility matures in May 2005. As of June 30, 2003, $1.7 billion was outstanding under this facility. The revolving credit facility bears interest (2.21% per annum as of June 30, 2003) based upon the Eurodollar or base rate existing at the time of determination.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of June 30, 2003 on a historical basis and after giving effect to the issuance of the 6% senior notes due 2009 and the application of the proceeds therefrom as described in “Use of Proceeds.”

	As of June 30, 2003
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$130.7	$130.7

Long-term debt (including current maturities):
$2.0 billion revolving credit facility, due in 2005	$1,745.0	$1,148.7
$525 million revolving credit facility, due in 2004	—	—
$50 million revolving line of credit	42.5	42.5
Australian bank facility, due 2004	14.6	14.6
$200 million 6.625% notes due 2005, net	194.4	194.4
$300 million 6.95% senior notes due 2005, net	301.6	301.6
$250 million 7.25% notes due 2006, net	234.2	234.2
$200 million 6.75% notes due 2007, net	181.4	181.4
$710 million 9.75% senior subordinated notes due 2007, net	705.1	705.1
$200 million 6.75% senior notes due 2008, net	179.4	179.4
$200 million 6.875% senior notes due 2008, net	198.7	198.7
$600 million 6.00% senior notes due 2009 offered hereby	—	600.0
$850 million 8.50% senior notes due 2010, net	846.4	846.4
$400 million 8.375% senior subordinated notes due 2011, net	400.0	400.0
$100 million 7.25% senior debentures due 2017, net	80.9	80.9
Other notes	0.2	0.2

Total long-term debt (including current maturities)	$5,124.4	$5,128.1
Total stockholders’ equity	2,689.0	2,689.0

Total capitalization	$7,813.4	$7,817.1

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Our selected consolidated financial and other data presented below as of and for the five years ended December 31, 2002 have been derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 2002, 2001 and 2000, and for the years then ended, were audited by Deloitte & Touche LLP, independent public accountants. Our consolidated financial statements as of December 31, 1999 and 1998 and for the years then ended were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial and other data as of and for the six months ended June 30, 2002 and June 30, 2003 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results for the full year.

	For the Years Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(In thousands, except per share data)
Income Statement Data (1):
Net revenues	$703,975	$1,330,853	$2,947,221	$3,731,636	$3,792,248	$1,920,929	$1,945,588
Operating income	131,574	209,868	527,686	609,693	757,747	430,621	335,968
Income from continuing operations	68,948	94,226	159,819	165,188	295,200	180,377	105,400
Income before cumulative effect of change in accounting principle	68,948	94,226	160,744	169,815	292,435	183,831	104,753
Net income	68,948	86,058	160,744	169,815	292,435	183,831	104,753
Basic earnings per share
Income from continuing operations	$0.62	$0.81	$1.10	$1.04	$1.87	$1.14	$0.70
Income before cumulative effect of change in accounting principle	$0.62	$0.81	$1.11	$1.07	$1.85	$1.16	$0.69
Net income per share	$0.62	$0.74	$1.11	$1.07	$1.85	$1.16	$0.69
Weighted average number of shares	111,356	116,580	145,300	158,771	157,809	158,692	151,412
Diluted earnings per share
Income from continuing operations	$0.61	$0.78	$1.08	$1.03	$1.85	$1.12	$0.69
Income before cumulative effect of change in accounting principle	$0.61	$0.78	$1.09	$1.06	$1.83	$1.14	$0.68
Net income per share	$0.61	$0.72	$1.09	$1.06	$1.83	$1.14	$0.68
Weighted average number of shares	112,684	120,086	147,901	160,822	159,940	160,894	153,241
Other Financial Data:
Cash dividends per share (2)	$—	$—	$0.10	$—	$—	$—	$—
Ratio of earnings to fixed charges (3)	2.94x	2.71x	1.49x	1.44x	2.10x	2.42x	1.80x
Balance Sheet Data (end of period):
Total assets	$1,745,030	$2,743,454	$10,734,601	$10,497,443	$10,504,985	$10,424,206	$10,411,171
Total debt, including capital leases	545,049	1,330,206	5,880,819	5,465,608	5,222,195	5,181,211	5,125,400
Stockholders’ equity	948,231	1,023,201	2,382,445	2,510,700	2,664,144	2,719,200	2,689,038
Stockholders’ equity per share	$9.11	$8.98	$14.97	$15.95	$17.24	$17.01	$17.78
Number of shares outstanding	104,066	113,880	159,130	157,396	154,574	159,817	151,218

(1)	We adopted Statement of Financial Accounting Standards No. 145 beginning January 1, 2003. In accordance with that statement, we reassessed the nature of losses incurred upon the extinguishment of debt, and determined that such losses are not extraordinary in nature. Therefore, such losses have been reclassified as an element of income from continuing operations. In addition, certain other reclassifications have been made, which had no effect on net income, to conform to the presentation used in the June 30, 2003 financial statements.

(2)	On December 13, 1999 the Board of Directors approved an initial quarterly cash dividend of $0.10 per share to stockholders of record on February 10, 2000. The dividend was paid on March 1, 2000. As a result of the acquisition of Mirage Resorts, Incorporated, we announced on April 19, 2000 that the quarterly dividend policy was discontinued.
(3)	Earnings consists of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and isuance costs, and our proportionate share of interest cost of unconsolidated affiliates.

The selected financial data above includes information for MGM Grand Las Vegas, which commenced operations in 1993, New York-New York, which commenced operations in 1997 and was 50% owned until March 1, 1999 when the Company acquired the remaining 50%, the three casino resorts in Primm, Nevada, which were acquired on March 1, 1999, MGM Grand Australia, which was acquired in 1995, MGM Grand South Africa, which managed casinos in the Republic of South Africa from October 1997 through May 2002, MGM Grand Detroit, which commenced operations on July 29, 1999 and the resorts purchased in the Mirage acquisition on May 31, 2000, including Bellagio, The Mirage, Treasure Island, Beau Rivage, Golden Nugget Las Vegas, Golden Nugget Laughlin, and the Boardwalk Hotel and Casino.

In June 2003, we entered into an agreement to sell our subsidiaries operating the Golden Nugget Las Vegas and Golden Nugget Laughlin (the “Golden Nugget Subsidiaries”), including substantially all of the assets and liabilities of those resorts. We expect this transaction to be completed by the end of 2003, subject to customary sales conditions and regulatory approval. Also, in June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website (“Online”). The results of the Golden Nugget Subsidiaries and Online are classified as discontinued operations for all periods presented.

REGULATION AND LICENSING

Nevada Gaming Regulation

The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the related regulations and various local regulations. The gaming operations of MGM MIRAGE in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Las Vegas.

The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

•	the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities;

•	the prevention of cheating and fraudulent practices; and

•	providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations and procedures could have an adverse effect on our gaming operations.

MGM Grand Hotel, LLC, dba MGM Grand Hotel/Casino, New York-New York Hotel & Casino, LLC, dba New York-New York Hotel & Casino, The Primadonna Company, LLC, dba Primm Valley Resort, Buffalo Bill’s and Whiskey Pete’s, The Mirage Casino-Hotel, dba The Mirage, Bellagio, LLC, dba Bellagio, Treasure Island Corp., dba Treasure Island at The Mirage, GNLV, Corp., dba Golden Nugget, GNL, Corp., dba the Golden Nugget Laughlin, Boardwalk Casino, Inc., dba Boardwalk Hotel and Casino, and Victoria Partners, dba the Monte Carlo (collectively referred to as the casino licensees), operate casinos and are required to be licensed by the Nevada gaming authorities. Each gaming license requires the periodic payment of fees and taxes and is not transferable. MGM Grand Hotel, New York-New York, The Primadonna Company and Golden Nugget Manufacturing are also licensed as manufacturers and distributors of gaming devices and the Boardwalk is licensed as a distributor of gaming devices. MGM MIRAGE and certain of our subsidiaries are also licensed as shareholders, members and/or managers of certain corporate and limited liability company casino licensees. Our subsidiary, MRGS Corp., is licensed as a 50% general partner of Victoria Partners, the joint venture with Mandalay Resort Group that owns and operates the Monte Carlo. MGM MIRAGE and Mirage are also each required to be registered by the Nevada Commission as publicly traded corporations and as such, each is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder or member of, or receive any percentage of profits from the casino licensees, Golden Nugget Manufacturing or MRGS without first obtaining licenses and approvals from the Nevada gaming authorities. MGM MIRAGE, Mirage and the foregoing subsidiaries have obtained from the Nevada gaming authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

The Nevada Commission may, in its discretion, require the holder of any debt security of MGM MIRAGE, including the notes, to file an application and it may investigate any such holder to determine whether such holder is suitable to own such debt security. The applicant for a finding of suitability as the holder of such a debt security must pay all the costs of investigation incurred by the Nevada gaming authorities. If the Nevada Commission determines that such holder is unsuitable to own such debt security, then under the Nevada gaming laws we can be disciplined, including the loss of our approvals, if we without the prior approval of the Nevada Commission:

•	pay that person any dividend, interest or any distribution whatsoever;

•	allow that person to exercise, directly or indirectly, any voting right conferred through such debt securities held by that person;

•	pay remuneration in any form to that person; or

•	make any payment to such unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

If any notes are held in trust by an agent or by a nominee, the record holder of any notes may be required to disclose the identity of the beneficial owner of any notes to the Nevada Board and the Nevada Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner.

We may not make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On July 24, 2003, the Nevada Commission granted us prior approval to make public offerings for a period of 2 years, subject to certain conditions. However, the shelf approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. This offering of the notes is being made pursuant to the shelf approval. The shelf approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus supplement or the accompanying prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Such shelf approval includes prior approvals of the subsidiary guarantees being made by our corporate subsidiaries which are the subsidiary guarantors under the notes. Likewise, such shelf approval includes prior approvals of restrictions on the transfer of the equity securities of our corporate subsidiaries licensed in Nevada and agreements not to encumber such equity securities, in each case in respect of the notes.

Any pledge of the equity securities of the casino licensees, Mirage, Golden Nugget Manufacturing and MRGS by MGM MIRAGE as security for the notes will not be effective for any purpose whatsoever unless and until such pledge has been approved by the Nevada Commission. While we will promptly file with the Nevada Board and the Nevada Commission the applications necessary to obtain their approval of such pledges, we cannot give any assurance that such applications will be granted on a timely basis or at all. Any representation to the contrary is unlawful. In addition, any approval of such pledges will not include the additional regulatory approvals required to foreclose upon such pledges and the underlying equity interests of the casino licensees, Mirage, Golden Nugget Manufacturing and MRGS securing the notes.

For a more detailed description of the various Nevada gaming regulatory requirements applicable to us, see “Item 1. Business—Regulation and Licensing—Nevada Government Regulation” in MGM MIRAGE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Michigan Government Regulation and Taxation

The Michigan Gaming Control and Revenue Act subjects the ownership and operation of casino gaming facilities to extensive state licensing and regulatory requirements. The Michigan Act also authorizes local regulation of casino gaming facilities by the City of Detroit, provided that any such local ordinances regulating casino gaming are consistent with the Michigan Act and rules promulgated to implement it.

The Michigan Act creates the Michigan Gaming Control Board and authorizes it to grant casino licenses to not more than three applicants who have entered into development agreements with Detroit. The Michigan Board is granted extensive authority to conduct background investigations and determine the suitability of casino license applicants, affiliated companies, officers, directors, or managerial employees of applicants and affiliated companies and persons or entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company. Institutional investors holding less than certain specified amounts of debt or equity securities are exempted from meeting the suitability requirements of the Michigan Act, provided such securities are issued by a publicly traded corporation, such as MGM MIRAGE, and the securities were purchased for investment purposes only and not for the purpose of influencing or affecting the affairs of the issuer.

The Michigan Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to integrity, moral character and reputation, business probity, financial ability and experience, responsibility, and other criteria deemed appropriate by the Michigan Board. A casino license is valid for a period of one year and the Michigan Board may refuse to renew it upon a determination that the licensee no longer meets the requirements for licensure.

The Michigan Board may, among other things, revoke, suspend or restrict a casino license. Substantial fines or forfeiture of assets for violations of gaming laws or rules may also be levied against a casino licensee. In the event that a casino license is revoked or suspended for more than 120 days, the Michigan Act provides for the appointment of a conservator who, among other things, is required to sell or otherwise transfer the assets of the casino licensee or former licensee to another person or entity who meets the requirements of the Michigan Act for licensure.

The Michigan Board has adopted administrative rules, which became effective on June 23, 1998, to implement the terms of the Michigan Act. Among other things, the rules impose more detailed substantive and procedural requirements with respect to casino licensing and operations. Included are requirements regarding such things as licensing investigations and hearings, record keeping and retention, contracting, reports to the Michigan Board, internal control and accounting procedures, security and surveillance, extensions of credit to gaming patrons, conduct of gaming, and transfers of ownership interests in licensed casinos. The rules also establish numerous Michigan Board procedures regarding licensing, disciplinary and other hearings, and similar matters. The rules have the force of law and are binding on the Michigan Board as well as on applicants for or holders of casino licenses. The rules require MGM Grand Detroit, LLC, a Michigan casino licensee, to obtain the approval of the Michigan Board before it may guarantee the indebtedness of MGM MIRAGE or pledge or grant security interests in its assets to secure such indebtedness. They may also require such approval prior to the pledging of an ownership interest in MGM Grand Detroit, LLC.

The Detroit City Council enacted an ordinance entitled “Casino Gaming Authorization and Casino Development Agreement Certification and Compliance.” The ordinance authorizes casino gaming only by operators who are licensed by the Michigan Board and are parties to a development agreement which has been approved and certified by the City Council and is currently in effect or are acting on behalf of such party. The development agreement between MGM Grand Detroit, LLC, Detroit and the Economic Development Corporation of Detroit has been so approved and certified and is currently in effect. The ordinance requires each casino operator to submit to the Mayor of Detroit and to the City Council periodic reports regarding the operator’s compliance with its development agreement or, in the event of non-compliance, reasons for noncompliance and an explanation of efforts to comply. The ordinance requires the Mayor of Detroit to monitor each casino operator’s compliance with its development agreement, to take appropriate enforcement action in the event of default and to notify the City Council of defaults and enforcement action taken and, if a development agreement is terminated, it requires the City Council to transmit notice of such action to the Michigan Board within five business days along with Detroit’s request that the Michigan Board revoke the relevant operator’s certificate of suitability or casino license. If a development agreement is terminated, the Michigan Act requires the Michigan Board to revoke the relevant guarantor’s casino license upon the request of Detroit.

The Michigan Act effectively provides that each of the three casinos in Detroit shall pay a wagering tax equal to 18% of its adjusted gross receipts, to be paid 8.1 % to Michigan and 9.9% to Detroit, an annual municipal services fee equal to the greater of $4 million or 1.25% of its adjusted gross receipts to be paid to Detroit to defray its cost of hosting casinos and an annual assessment, as adjusted based upon a consumer price index, in the initial amount of approximately $8.3 million to be paid by each casino to Michigan to defray its regulatory enforcement and other casino-related costs. These are in addition to the taxes, fees, and assessments customarily paid by business entities situated in Detroit.

Mississippi Government Regulation

We conduct our Mississippi gaming operations through an indirect subsidiary, Beau Rivage Resorts, Inc., which owns and operates the Beau Rivage casino in the City of Biloxi, Mississippi. The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission.

The Mississippi Gaming Control Act, which legalized dockside casino gaming in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act. Effective October 29, 1991, the Mississippi Gaming Commission adopted regulations in furtherance of the Mississippi Act which are also similar in many respects to the Nevada gaming regulations.

The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to:

•	prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity;

•	establish and maintain responsible accounting practices and procedures;

•	maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission;

•	prevent cheating and fraudulent practices;

•	provide a source of state and local revenues through taxation and licensing fees; and

•	ensure that gaming licensees, to the extent practicable, employ Mississippi residents.

The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi law or the regulations or the Mississippi Gaming Commission’s interpretations thereof may limit or otherwise materially affect the types of gaming that may be conducted, and could have a material adverse effect on us and our Mississippi gaming operations.

The Mississippi Act provides for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. As of July 1, 2003, dockside gaming was permissible in nine of the 14 eligible counties in the state and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. Under Mississippi law, gaming vessels must be located on the Mississippi River or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the state in eligible counties along the Mississippi Gulf Coast. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi. The legal age for gaming in Mississippi is 21.

Beau Rivage Resorts and Beau Rivage Distribution Corp., a subsidiary of Beau Rivage Resorts, are subject to the licensing and regulatory control of the Mississippi Gaming Commission. Beau Rivage Resorts is licensed as a Mississippi gaming operator, and BRDC is licensed as a Mississippi distributor of gaming devices. Gaming licenses require the periodic payment of fees and taxes and are not transferable. Gaming licenses are issued for a maximum term of three years and must be renewed periodically thereafter. Beau Rivage Resorts received its Mississippi gaming license on June 20, 1996 and a renewal on June 21, 1998. BRDC received its Mississippi distributor’s license on August 20, 1998. On May 18, 2000, the Mississippi Gaming Commission renewed the licenses of both Beau Rivage Resorts and BRDC for terms of three years each, effective June 22, 2000. On May 21, 2003, the MGC renewed the licenses of Beau Rivage Resorts and BRDC effective June 23, 2003 through June 22, 2006.

On May 18, 2000, the Mississippi Gaming Commission registered MGM MIRAGE under the Mississippi Act as a publicly traded holding company of Beau Rivage Resorts and BRDC. As a registered publicly traded corporation, MGM MIRAGE is subject to the licensing and regulatory control of the Mississippi Gaming Commission, and is required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. If MGM MIRAGE is unable to satisfy the registration requirements of the Mississippi Act, MGM MIRAGE and licensed subsidiaries thereof cannot own or operate gaming facilities in Mississippi. Beau Rivage Resorts and BRDC are also required periodically to submit detailed financial, operating and other reports to the Mississippi Gaming Commission and the Mississippi State Tax Commission and to furnish any other information required thereby. No person may become a stockholder of or receive any percentage of profits from a licensed subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission.

Certain of our officers, directors and employees must be found suitable or be licensed by the Mississippi Gaming Commission. We believe that we have applied for all necessary findings of suitability with respect to these persons, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. In addition, any person having a material relationship or involvement with us may be required to be found suitable, in which case those persons must pay the costs and fees associated with the investigation.

We may be required to disclose to the Mississippi Gaming Commission upon request the identities of the holders of any debt or other securities. In addition, under the Mississippi Act, the Mississippi Gaming Commission may, in its discretion:

•	require holders of debt securities of registered corporations to file applications;

•	investigate the holders; and

•	require the holders to be found suitable to own the debt securities.

Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with the investigation. A finding of suitability requires submission of detailed personal financial information followed by a thorough investigation. There can be no assurance that a person who is subject to a finding of suitability will be found suitable by the Mississippi Gaming Commission. The Mississippi Gaming Commission may deny an application for a finding of suitability for any cause that it deems reasonable. Findings of suitability must be periodically renewed.

If any of our securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make that disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of our debt securities beyond the time that the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. We will be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a holder of its debt securities, we:

•	pay the unsuitable person any dividend, interest or other distribution whatsoever;

•	recognize the exercise, directly or indirectly, or any voting rights conferred through such debt securities held by the unsuitable person;

•	pay the unsuitable person any remuneration in any form, except in limited and specific circumstances; or

•	make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

The Mississippi Act requires that the certificates representing securities of a registered publicly traded corporation bear a legend to the general effect that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. On May 18, 2000, the Mississippi Gaming Commission granted us a waiver of this legend requirement. The Mississippi Gaming Commission has the power to impose additional restrictions on us and the holders of our securities at any time.

Substantially all loans, leases, sales of securities and similar financing transactions by a licensed gaming subsidiary must be reported to or approved by the Mississippi Gaming Commission. A licensed gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities if it obtains the prior approval of the Mississippi Gaming Commission. We may not make a public offering of our securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. The approval, if given, does not constitute a recommendation or approval of the accuracy or adequacy of the prospectus or the investment merits of the securities subject to the offering. On October 15, 2001, the Mississippi Gaming Commission granted us a waiver of the prior approval requirement for our securities offerings for a period of two years, subject to certain conditions. The waiver may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Executive Director of the Mississippi Gaming Commission.

Under the regulations of the Mississippi Gaming Commission, Beau Rivage Resorts and BRDC may not guarantee a security issued by MGM MIRAGE pursuant to a public offering, or pledge their assets to secure payment or performance of the obligations evidenced by such a security issued by MGM MIRAGE, without the prior approval of the Mississippi Gaming Commission. Similarly, MGM MIRAGE may not pledge the stock or other ownership interests of Beau Rivage Resorts or BRDC, nor may the pledgee of such ownership interests foreclose on such a pledge, without the prior approval of the Mississippi Gaming Commission. Moreover, restrictions on the transfer of an equity security issued by Beau Rivage Resorts or BRDC and agreements not to encumber such securities granted by MGM MIRAGE are ineffective without the prior approval of the Mississippi Gaming Commission. The waiver of the prior approval requirement for MGM MIRAGE’s securities offerings received from the Mississippi Gaming Commission on October 15, 2001 includes a waiver of the prior approval requirement for such guarantees, pledges and restrictions of Beau Rivage Resorts and BRDC, subject to certain conditions.

Neither MGM MIRAGE nor Beau Rivage Resorts may engage in gaming activities in Mississippi while MGM MIRAGE, Beau Rivage Resorts and/or persons found suitable to be associated with the gaming license of Beau Rivage Resorts conduct gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may require means for it to have access to information concerning MGM MIRAGE’s and its affiliates’ out-of-state gaming operations. Gaming operations in Nevada were approved when Beau Rivage Resorts was first licensed in Mississippi. MGM MIRAGE has received waivers of foreign gaming approval from the Mississippi Gaming Commission for the conduct of gaming operations in Michigan, New Jersey, Northern Territory (Australia), Mpumalanga and Gauteng Province—Republic of South Africa (where we no longer engage in gaming operations), California and Isle of Man (where gaming operations have also been discontinued), and may be required to obtain the approval or a waiver of such approval from the Mississippi Gaming Commission before engaging in any additional future gaming operations outside of Mississippi.

The Mississippi Gaming Commission adopted a regulation in 1994 requiring as a condition of licensure or license renewal that a gaming establishment’s plan include a 500 car parking facility in close proximity to the casino complex and infrastructure facilities which will amount to at least 25% of the casino cost. Infrastructure facilities are defined in the regulation to include a hotel with at least 250 rooms, theme park, golf course and other similar facilities. With the opening of its resort hotel and other amenities, Beau Rivage Resorts is in compliance with this requirement. On January 21, 1999, the Mississippi Gaming Commission adopted an amendment to this regulation which increased the infrastructure requirement to 100% from the existing 25%; however, the regulation grandfathers existing licensees and applies only to new casino projects and casinos that are not operating at the time of acquisition or purchase, and would therefore not apply to Beau Rivage Resorts. In any event, the Beau Rivage would comply with such requirement.

Australia Government Regulation

The Northern Territory of Australia, like Nevada, has comprehensive laws and regulations governing the conduct of gaming. Our Australian operations are subject to the Northern Territory Gaming Control Act and regulations promulgated thereunder and to the licensing and general control of the Minister for Racing, Gaming and Licensing and the Director of Licensing. MGM Grand Australia Pty. Ltd. and Diamond Leisure Pty. Ltd. have entered into a casino operator’s agreement with the Minister pursuant to which MGM Grand Australia was granted a license to conduct casino gaming on an exclusive basis through June 30, 2015 in the northern half of the Northern Territory (which includes Darwin, its largest city, where MGM Grand Australia is located). The license provides for a tax payable to the Northern Territory government on gross profits derived from gaming, including gaming devices. The license is not exclusive with respect to gaming devices, and the Minister may permit such devices to be placed in limited numbers in locations not operated by MGM Grand Australia. However, under the license, through June 30, 2005 a portion of the operators’ win on such gaming devices is to be offset against gaming tax otherwise payable by MGM Grand Australia.

The license may be terminated if MGM Grand Australia breaches the casino operator’s agreement or the Northern Territory law or fails to operate in accordance with the requirements of the license. The Northern Territory authorities have the right under the Northern Territory law, the casino operator’s agreement and the license to monitor and approve virtually all aspects of the conduct of gaming by MGM Grand Australia.

Additionally, under the terms of the license, the Minister has the right to approve the directors and corporate secretary of MGM MIRAGE and its subsidiaries which own or operate MGM Grand Australia, as well as changes in the ownership or corporate structure of such subsidiaries. MGM MIRAGE is required to file with the Northern Territory authorities copies of all documents required to be filed by MGM MIRAGE or any of its subsidiaries with the Nevada gaming authorities. In the event of any person becoming the beneficial owner of 10% or more of our outstanding stock, the Minister must be so notified and may investigate the suitability of such person. If the Minister determines such person to be unsuitable and following such determination such person remains the beneficial owner of 10% or more of our stock, that would constitute a default under the license.

New Jersey Government Regulation

The ownership and operation of hotel-casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act and the regulations of the New Jersey Casino Control Commission and other applicable laws. The New Jersey Act also established the

New Jersey Division of Gaming Enforcement to investigate all license applications, enforce the provisions of the New Jersey Act and regulations and prosecute all proceedings for violations of the New Jersey Act and regulations before the New Jersey Commission. In order to own or operate a hotel-casino property in New Jersey, a company must obtain a license or other approvals from the New Jersey Commission and obtain numerous other licenses, permits and approvals from other state as well as local governmental authorities.

The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. The New Jersey Act and regulations concern primarily the good character, honesty, integrity and financial stability of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations; financial and accounting practices used in connection with casino operations; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; and distribution of alcoholic beverages.

On June 11, 2003, the New Jersey Commission issued a casino license to Borgata and found MGM MIRAGE and certain of our wholly-owned subsidiaries and their then officers, directors, and 5% or greater shareholders suitable.

The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of such companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of such companies are required to be qualified by the New Jersey Commission. However, with respect to a holding company such as MGM MIRAGE, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if the New Jersey Commission determines that such persons or entities are not significantly involved in the activities of a casino licensee and, in the case of security holders, do not have the ability to control MGM MIRAGE or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee’s intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive “institutional investors,” as defined by the New Jersey Act, if the institutional investor purchased publicly traded securities for investment purposes only and where such securities constitute less than 10% of the equity securities of a casino licensee’s holding or intermediary company or debt securities of a casino licensee’s holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders of outstanding voting securities. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee’s holding or intermediary company upon a showing of good cause.

The New Jersey Act requires the certificate of incorporation of a publicly traded holding company to provide that any securities of such a corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act, such holder shall dispose of his interest in such company. Accordingly, we amended our certificate of incorporation to provide that a holder of our securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, we amended our certificate of incorporation to provide that we may redeem the stock of any holder found to be disqualified. The New Jersey Act also requires the certificate of incorporation of a non-publicly traded holding company to establish the right of the New Jersey Commission to prior approval of transfers of securities and other interests in the company. The certificates of incorporation of Mirage Resorts, Incorporated and MAC, CORP. contain such provisions.

If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but in addition, commencing on the date the New Jersey Commission serves notice upon such a company of the determination of disqualification, it shall be unlawful for the disqualified holder to:

•	receive any dividends or interest upon any such securities;

•	exercise, directly or through any trustee or nominee, any right conferred by such securities; or

•	receive any remuneration in any form from the licensee for services rendered or otherwise.

If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest, including the suspension or revocation of the casino license, except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if:

•	the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act;

•	the holding company has made good faith efforts, including the pursuit of legal remedies, to comply with any order of the New Jersey Commission; and

•	the disqualified holder does not have the ability to control the company or elect one or more members of the company’s board of directors.

If the New Jersey Commission determines that a casino licensee has violated the New Jersey Act or regulations, or if any security holder of MGM MIRAGE or a casino licensee who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, a casino licensee could be subject to fines or its license could be suspended or revoked. If a casino licensee’s license is revoked after issuance, the New Jersey Commission could appoint a conservator to operate and to dispose of the hotel-casino facilities operated by such casino licensee. Net proceeds of a sale by a conservator and net profits of operations by a conservator, at least up to an amount equal to a fair return on investment which is reasonable for casinos or hotels, would be paid to us.

The New Jersey Act imposes an annual tax of 8% on gross casino revenues, as defined in the New Jersey Act, a 4.25% tax on the difference between the amount charged and the value of rooms, food, beverage or entertainment provided at no cost or a reduced price, a $3.00 tax per day on each occupied hotel room, a $3.00 parking tax per day and, through June 30, 2006, a 7.5% tax on “adjusted net income”, as defined in the New Jersey Act, subject to certain minimums and limitations. In addition, casino licensees are required to invest 1.25% of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of 2.5% on gross casino revenues. The New Jersey Commission has established fees for the issuance or renewal of casino licenses and hotel-casino alcoholic beverage licenses and an annual license fee on each slot machine.

In addition to compliance with the New Jersey Act and regulations relating to gaming, any property built in Atlantic City by us must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations and the operation of hotels. Any changes to such laws or the laws regarding gaming could have an adverse effect on us.

DESCRIPTION OF LONG TERM DEBT

We have available to us two senior revolving credit facilities, each from a syndicate of banks led by Bank of America, N.A. The credit facilities consist of (1) a $2.0 billion senior revolving credit facility which matures on May 31, 2005; and (2) a $525 million senior revolving credit facility, maturing on April 2, 2004. We are able to reborrow amounts we have borrowed and subsequently repaid under each of these facilities.

Each credit facility is available to refinance our existing debt, to finance capital improvements at our properties and for working capital, acquisitions, investments in qualified investments and repurchases of our own common stock. Interest on the credit facilities is based on the bank reference rate or Eurodollar rate. The facilities restrict our ability to sell any of Bellagio, The Mirage or MGM Grand Las Vegas.

In addition to the credit facilities, we also have outstanding the following notes issued by us in underwritten public offerings:

•	$300 million 6.95% senior notes due February 2005;

•	$710 million 9.75% senior subordinated notes due June 2007;

•	$200 million 6.875% senior notes due February 2008;

•	$850 million 8.50% senior notes due September 2010; and

•	$400 million 8.375% senior subordinated notes due February 2011.

In connection with the acquisition of Mirage Resorts, Incorporated, all of the outstanding senior notes and debentures issued by Mirage became our obligations. The Mirage notes and debentures are in various tranches as follows:

•	$200 million 6.625% senior notes due February 2005;

•	$250 million 7.25% senior notes due October 2006;

•	$200 million 6.75% senior notes due August 2007;

•	$200 million 6.75% senior notes due February 2008; and

•	$100 million 7.25% senior debentures due August 2017.

We and each of our material subsidiaries, including Mirage but excluding MGM Grand Detroit, LLC, our foreign subsidiaries and their U.S. holding companies which have no other assets or operations, are directly liable for or unconditionally guarantee the revolving credit facilities, the senior notes, the Mirage notes and the senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the revolving credit facilities, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC. Our revolving credit facilities, the senior notes and the Mirage notes are secured by substantially all of our assets other than assets of our foreign subsidiaries and their U.S. holding companies which have no other assets.

Substantially all of our assets other than assets of our foreign subsidiaries and their U.S. holding companies which have no other assets and certain assets in use at MGM Grand Detroit are pledged as collateral for our senior notes, the Mirage notes and the $2.0 billion and $525 million revolving credit facilities.

We established a commercial paper program during 2001 that provides for the issuance, on a revolving basis, of up to $500 million of uncollateralized short-term notes. We are required to maintain credit availability under our Senior Facilities equal to the outstanding principal amount of commercial paper borrowings. We do not have any outstanding commercial paper borrowings.

In September 2002, we entered into a $50 million unsecured revolving line of credit with a bank, which expires on April 2, 2004.

Our long-term debt obligations contain certain customary covenants. Our revolving credit facilities contain covenants that require us to maintain certain financial ratios. We are required to maintain a maximum leverage ratio (average debt to EBITDA, as defined) of 5.5:1, decreasing periodically to 5.0:1 by December 2004. We are also required to maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.5:1, increasing to 2.75:1 by March 2004. As of June 30, 2003, our leverage and interest coverage ratios were 4.6:1 and 3.4:1, respectively.

In 2001 and 2002, we entered into several interest rate swap agreements, designated as fair value hedges, which effectively converted a portion of our fixed rate debt to floating rate debt. By the second quarter of 2002, we had terminated all such interest rate swap agreements. Net payments totaling $11 million were received during 2001 and 2002 upon the termination of interest rate swap agreements. These amounts have added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the words “MGM MIRAGE” refer only to the single corporation MGM MIRAGE, a Delaware corporation, and not to any of its Subsidiaries.

MGM MIRAGE will issue the 6% senior notes due 2009, under an indenture among itself, the Subsidiary Guarantors (as defined below) and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We refer in this section to the 6% senior notes due October 1, 2009 as the “notes.”

The notes constitute a series of Debt Securities (which are more fully described in the accompanying prospectus). The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the prospectus, to which we refer.

The following description is a summary of the material provisions of the indenture. This summary does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. Copies of the indenture may be obtained from MGM MIRAGE.

Ranking

The notes will be:

•	senior obligations of MGM MIRAGE that will be equal in right of payment to all other senior Indebtedness of MGM MIRAGE from time to time outstanding;

•	senior in right of payment to the $710 million 9 3/4% senior subordinated notes due 2007 of MGM MIRAGE and the $400 million 8 3/8% senior subordinated notes due 2011 of MGM MIRAGE, together referred to herein as the “Subordinated Notes,” and future Indebtedness that may be subordinated to the notes;

•	guaranteed on a senior basis by each of the Subsidiaries of MGM MIRAGE other than Excluded Subsidiaries (see “—Subsidiary Guarantees” below);

•	secured by security interests in substantially all assets of MGM MIRAGE and its Subsidiaries, other than the Excluded Subsidiaries, equally and ratably with the Credit Facilities and the Existing Senior Notes and as long as the Credit Facilities and the Existing Senior Notes are so secured, subject, in the case of ownership interests in certain licensed Subsidiaries, to receipt of regulatory approvals (see “—Gaming Approvals” below); and

•	effectively subordinated to all Indebtedness of Excluded Subsidiaries.

As of June 30, 2003, the Excluded Subsidiaries of MGM MIRAGE had total Indebtedness of approximately $15 million (excluding Indebtedness owed to MGM MIRAGE or any Subsidiary Guarantor).

The indenture does not contain any limitation on the amount of Indebtedness of MGM MIRAGE or its Subsidiaries, but limits liens securing Indebtedness of MGM MIRAGE and the Subsidiary Guarantors to 15% of Consolidated Net Tangible Assets (unless the notes are secured equally and ratably with such other Indebtedness and subject to other customary exceptions; see “Additional Covenants of MGM MIRAGE—Limitation on Liens” below).

Principal, Maturity and Interest

The notes will initially be $600,000,000 in aggregate principal amount. We may issue an unlimited amount of additional Debt Securities under the indenture from time to time after this offering. We may create and issue additional Debt Securities with the same terms as the notes so that the additional Debt Securities will form a single series with such notes. MGM MIRAGE will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 1, 2009.

Interest on the notes will accrue at the rate of 6% per annum. Interest will be payable semiannually in arrears on April 1 and October 1, commencing on April 1, 2004. MGM MIRAGE will make each interest payment to the holders of record of the notes on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subsidiary Guarantees

MGM MIRAGE’s payment Obligations under the notes will be jointly and severally guaranteed (the “Subsidiary Guarantees”) by each of the Subsidiaries of MGM MIRAGE other than the Excluded Subsidiaries (the “Subsidiary Guarantors”). As of the issue date, the Subsidiary Guarantors will include MGM Grand Hotel, LLC (which owns the MGM Grand Las Vegas), Mirage Resorts, Incorporated (which owns, among other properties, Bellagio and The Mirage), New York-New York Hotel and Casino, LLC (which owns New York-New York), Treasure Island Corp. (which owns Treasure Island), MGM Grand Detroit, Inc. (which owns 97% of MGM Grand Detroit, LLC, which in turn owns the MGM Grand Detroit casino), Beau Rivage Resorts, Inc. (which owns the Beau Rivage resort in Biloxi, Mississippi) and MAC, CORP. (which owns 50% of Marina District Development Holding Co., LLC, which in turn owns 100% of Marina District Development Company, LLC, the operator of Borgata). The Excluded Subsidiaries will include all non-U.S. Subsidiaries of MGM MIRAGE and such non-U.S. Subsidiaries’ U.S. holding companies. The Excluded Subsidiaries also include Victoria Partners, MGM Grand Detroit, LLC and its Subsidiaries (including MGM Grand Detroit II, LLC), MGMM Insurance Company and other subsidiaries that may from time to time become Excluded Subsidiaries under the indenture (if, among other conditions, such other subsidiaries are not guarantors of our other indebtedness and are not subject to any covenants in, or liens securing, the Credit Facilities or the Existing Senior Notes). MGM Grand Detroit, LLC is a guarantor under the Credit Facilities but such guarantee is limited to the amount of the proceeds of borrowings under the Credit Facilities made available to MGM Grand Detroit, LLC. The Subsidiary Guarantee of each Subsidiary Guarantor will be (i) senior in right of payment to the guarantees of the Subordinated Notes by the Subsidiary Guarantor and future Indebtedness of the Subsidiary Guarantor that may be subordinated to the notes and (ii) equal or senior in right of payment with all other existing and future Indebtedness of the Subsidiary Guarantor. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

On July 24, 2003, the Nevada Gaming Commission granted MGM MIRAGE prior approval to make public offerings for a period of two years, subject to certain conditions. This offering of the notes is being made pursuant to such shelf approval. The shelf approval includes prior approvals by the Nevada Gaming Commission of the Subsidiary Guarantees by Nevada-licensed corporate Subsidiaries of MGM MIRAGE. A waiver of similar approvals was obtained from the Mississippi Gaming Commission on October 15, 2001, with respect to the guarantees by the corporate Subsidiaries of MGM MIRAGE licensed in Mississippi. See “Regulation and Licensing—Nevada Gaming Regulation” and “Mississippi Government Regulation.”

In addition to the Subsidiary Guarantors named in the indenture on the closing date, the indenture will provide that, except for Excluded Subsidiaries, any existing or future Subsidiary of MGM MIRAGE shall become a Subsidiary Guarantor if such Subsidiary incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of Indebtedness of MGM MIRAGE.

No Subsidiary Guarantor will be permitted to consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another corporation or other Person, whether or not affiliated with such Subsidiary Guarantor unless:

•	subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and the indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee; and

•	immediately after giving effect to such transaction, no Default or Event of Default exists.

The indenture will provide that in the event of (a) a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise or (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then the Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of the Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee, except in the event of a sale or other disposition to MGM MIRAGE, any other Subsidiary Guarantor or any Affiliate thereof.

Security

The notes and the Subsidiary Guarantees will be secured by liens on substantially all of the assets of MGM MIRAGE and the Subsidiary Guarantors, including pledges of the stock and other ownership interests of our subsidiaries (the “Collateral”), but not our ownership interest in any Excluded Subsidiary or the assets of any Excluded Subsidiary, and will provide that the Collateral shall not include the ownership interests of MGM Grand Hotel, LLC, Mirage Resorts, Incorporated, New York-New York Hotel and Casino, LLC, Treasure Island Corp., Beau Rivage Resorts, Inc. or certain other licensed Subsidiaries of MGM MIRAGE (the “Conditional Collateral”) unless and until the requisite governmental consents for a lien on such ownership interests are obtained (see “—Gaming Approvals” below). Also, the Collateral will not include certain real property parcels (not including any of our Principal Properties) until required lessor consents are obtained. In addition, the liens on assets of MAC, CORP. will not include a lien on its 50% ownership interest in Marina District Development Holding Company, LLC, owner of 100% of the ownership interests in Marina District Development Company, LLC, operator of Borgata.

Pursuant to the Intercreditor Agreement, MGM MIRAGE and the Subsidiary Guarantors entered into security agreements, pledge agreements, deeds of trust, mortgages and certain other collateral agreements (collectively, the “Collateral Documents”) providing for liens on the Collateral to the Collateral Agent, for the benefit of the Creditor Representatives, initially securing the Credit Facilities and the Existing Senior Notes. MGM MIRAGE and the Subsidiary Guarantors will enter into amendments to the Collateral Documents to include the notes and Subsidiary Guarantees in the obligations secured by liens on the Collateral granted to the Collateral Agent, for the benefit of the Trustee and the holders of the notes. Such amendments will not be effective as to any Conditional Collateral unless and until the respective governmental consents for a lien on such ownership interests are obtained. The lien on assets of MGM Grand Detroit, LLC is limited to the Credit Facilities in the same way its guaranty is limited. The notes and the guarantees can become unsecured, at our option, if the Credit Facilities and the Existing Senior Notes become unsecured and such security is not otherwise required under the Indenture.

The Intercreditor Agreement provides that the Liens granted to the Collateral Agent are for the equal, ratable and pari passu benefit of the respective creditors under the Credit Facilities, the Existing Senior Notes and additional Indebtedness designated by MGM MIRAGE (which will include the notes), irrespective of the time, order or manner of their attachment or perfection. In the event of (i) the bankruptcy, insolvency or other similar event with respect to MGM MIRAGE or its Subsidiaries with assets in excess of $100,000,000 (subject to certain exceptions), or (ii) an actual acceleration of any Indebtedness secured at any time by the Liens subject to the Intercreditor Agreement (each, a “Trigger Event”), then the Creditor Representative of any creditors asserting such Trigger Event may instruct the Collateral Agent to enforce the Liens. Holders of the notes may not enforce the Liens. If the Collateral Agent is instructed by any Creditor Representative to enforce the Liens, the Creditor Representatives will form a committee to determine, and instruct the Collateral Agent with respect to, the order and manner in which the Collateral Agent’s remedies under the Liens are to be exercised. No creditors or Creditor Representatives may take any action to enforce the Liens for their own account, except in limited circumstances set forth in the Intercreditor Agreement. Under the Intercreditor Agreement, the collateral securing the notes, and any proceeds of such collateral remaining after deduction of enforcement costs and certain other expenses, must be divided equally and ratably among the notes, the Credit Facilities and the Existing Senior Notes (subject to certain limitations applicable to increases in the amount of such Indebtedness). Additional Indebtedness of MGM MIRAGE and the Subsidiary Guarantors may become included in the Indebtedness subject to the Intercreditor Agreement upon the satisfaction of certain conditions, including the delivery of a certificate of the chief financial officer of MGM MIRAGE stating that no Trigger Event has occurred and that MGM MIRAGE and the Subsidiary Guarantors are entitled to incur the additional Indebtedness under the terms of all of the documents constituting the Indebtedness then secured by the Liens.

The right of the Collateral Agent to realize upon and sell the Collateral is likely to be significantly impaired by applicable bankruptcy and insolvency laws if a proceeding under such laws were to be commenced in respect of MGM MIRAGE or any Subsidiary Guarantor. Such laws may impose limitations or prohibitions on the exercise of rights and remedies under the Collateral Documents for a substantial or indefinite period of time. In any foreclosure sale, licensing requirements under the Nevada gaming laws may limit the number of potential bidders and may delay the sale of the Collateral, either of which could adversely affect the sale price of the Collateral. In addition, the sale, disposition or distribution of Collateral consisting of slot machines or other gaming devices is subject to the prior approval of the Nevada State Gaming Control Board. See “Regulation and Licensing—Nevada Gaming Regulation.” Similar restrictions apply under the gaming laws of other applicable states. During the pendency of any foreclosure proceeding, the Collateral Agent could seek the appointment of a receiver through a petition to the appropriate state court for the taking of possession of the Collateral. The receiver may be required to obtain the approval of Nevada Gaming Authorities or the gaming authorities of other applicable states to continue gaming operations until the foreclosure sale. In addition, under the Intercreditor Agreement, no foreclosure sale of any portion of the Collateral may be subject to credit bidding, unless all Creditor Representatives consent (not to be unreasonably withheld). If the Collateral Agent acquired the Collateral in a foreclosure sale, it may contract for the operation of the Collateral by an independent operator who would be required to comply with the licensing requirements and other restrictions imposed by the Nevada Gaming Authorities or other applicable gaming authorities, pursuant to an arrangement under which the holders of the Notes would not share in the profits or losses of gaming operations. In addition, if the Collateral Agent acquires and operates the Collateral, the Collateral Agent and the holders of the Notes will, if they share in the profits and losses, and may, in any event, be required to comply with the licensing requirements under Nevada or other gaming laws.

At MGM MIRAGE’s option, the Existing Senior Notes and the Credit Facilities may become unsecured if MGM MIRAGE delivers notice to the Collateral Agent requesting such release and including letters from Moody’s and Standard & Poor’s indicating that MGM MIRAGE’s 6.95% senior notes due 2005 in the original aggregate principal amount of $300 million and MGM MIRAGE’s 6.875% senior notes due 2008 in the original aggregate principal amount of $200 million (collectively, the “1998 Notes”) and the Credit Facilities receive investment grade ratings from both such entities and that such release of Collateral will not result in a reduction below the respective rating issued by either such entity as of the date of issuance of the 1998 Notes, and letters from the Administrative Agents under the Credit Facilities confirming that the Liens securing the Credit Facilities will be released concurrently with the release of the Liens securing the Existing Senior Notes and the subsidiary guarantees relating thereto. The existing Senior Notes and the Credit Facilities may also become unsecured if the 1998 Notes are repaid or defeased. In any such event (provided that no Default or Event of

Default has then occurred and remains continuing and provided that no other notes or guarantees issued after the date of issuance of the notes are secured by the Collateral), the Liens securing the notes and Subsidiary Guarantees will also be released. If thereafter the 1998 Notes remain outstanding and the unsecured credit rating assigned to the 1998 Notes by Standard & Poor’s or Moody’s is reduced below investment grade, MGM MIRAGE and the Subsidiary Guarantors may be required under the indenture governing the 1998 Notes, within 30 days (or at such later time as all requisite approvals of gaming authorities are obtained), to grant Liens on their respective assets and properties (excluding interests in the Excluded Subsidiaries) to secure the 1998 Notes, which would then result in requirements to grant such Liens to secure the other Existing Senior Notes, the notes and the Subsidiary Guarantees related thereto, in accordance with the respective indentures under which they were issued, and to secure the Credit Facilities, in each case on an equal and ratable basis.

Except as described under “Description of Debt Securities—Merger, Consolidation or Sale of Assets” in the accompanying prospectus or “—Additional Covenants of MGM MIRAGE” below, the indenture does not contain any provisions that would afford holders of the notes protection in the event of (i) a highly leveraged or similar transaction involving MGM MIRAGE or any of its Subsidiaries, or (ii) a reorganization, restructuring, merger or similar transaction involving MGM MIRAGE or any of its Subsidiaries that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under “Description of Debt Securities—Merger, Consolidation or Sale of Assets” in the accompanying prospectus and under “—Additional Covenants of MGM MIRAGE” below, MGM MIRAGE or any of its Subsidiaries may, in the future, enter into certain transactions that would increase the amount of Indebtedness of MGM MIRAGE or its Subsidiaries or substantially reduce or eliminate the assets of MGM MIRAGE or its Subsidiaries, which may have an adverse effect on MGM MIRAGE’s ability to service its Indebtedness, including the notes.

Optional Redemption

The notes are redeemable at our election, in whole or in part at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the notes then outstanding; or

•	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities (“Remaining Life”).

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means any primary U.S. Government securities dealer in New York City selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portion thereof called for redemption.

Mandatory Redemption

MGM MIRAGE will not be required to make any mandatory redemption or sinking fund payments in respect of the notes.

Mandatory Disposition Pursuant to Gaming Laws

Each holder, by accepting a note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which MGM MIRAGE or any of its Subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of notes be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such Person fails to apply or become licensed or qualified or is found unsuitable, MGM MIRAGE shall have the right, at its option:

•	to require such Person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of MGM MIRAGE’s election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such notes, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority, at a redemption price equal to:

(1)  the lesser of:

(a)  the Person’s cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; and

(b)  100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

(2)  such other amount as may be required by applicable law or order of the applicable gaming authority.

MGM MIRAGE shall notify the trustee in writing of any such redemption as soon as practicable. MGM MIRAGE shall not be responsible for any costs or expenses any holder of MGM MIRAGE notes may incur in connection with its application for a license, qualification or a finding of suitability.

Additional Covenants of MGM MIRAGE

Limitation on Liens

Other than as provided below under “—Exempted Liens and Sale and Lease-Back Transactions,” neither MGM MIRAGE nor any of the Subsidiary Guarantors may issue, assume or guarantee any Indebtedness secured by a Lien upon any Principal Property or on any evidences of Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Principal Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

(a)  Liens existing on the date of original issuance of the notes;

(b)  Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary Guarantor or at the time it is merged into or consolidated with MGM MIRAGE or a Subsidiary Guarantor (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a Subsidiary Guarantor or such merger or consolidation and do not extend to or cover property of MGM MIRAGE or any Subsidiary Guarantor other than property of the entity so acquired or which becomes a Subsidiary Guarantor);

(c)  Liens (including purchase money Liens) existing at the time of acquisition thereof on property acquired after the date hereof or to secure Indebtedness Incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price of property acquired after the date hereof (provided that such Liens do not extend to or cover any property of MGM MIRAGE or any Subsidiary Guarantor other than the property so acquired);

(d)  Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness Incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

(e)  Liens which secure Indebtedness of a Subsidiary of MGM MIRAGE to MGM MIRAGE or to a Subsidiary Guarantor or which secure Indebtedness of MGM MIRAGE to a Subsidiary Guarantor;

(f)  Liens on the stock, partnership or other equity interest of MGM MIRAGE or Subsidiary Guarantor in any Joint Venture or any Subsidiary that owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture;

(g)  Liens to government entities, including pollution control or industrial revenue bond financing;

(h)  Liens required by any contract or statute in order to permit MGM MIRAGE or a Subsidiary of MGM MIRAGE to perform any contract or subcontract made by it with or at the request of a governmental entity;

(i)  mechanic’s, materialman’s, carrier’s or other like Liens, arising in the ordinary course of business;

(j)  Liens for taxes or assessments and similar charges;

(k)  zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

(l)  any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (a) through (f).

Notwithstanding the foregoing,

(a)  if any of the Existing Senior Notes are hereafter secured by any Liens on any of the assets of MGM MIRAGE or any Subsidiary Guarantor, then MGM MIRAGE and each Subsidiary Guarantor shall, substantially concurrently with the granting of any such Liens, subject to all necessary gaming regulatory approvals, grant perfected Liens in the same collateral to secure the notes, equally, ratably and on a pari passu basis. The Liens granted pursuant to this provision shall be (i) granted concurrently with the granting of any such Liens, and (ii) granted pursuant to instruments, documents and agreements which are no less favorable to the trustee and the holders of the notes than those granted to secure the Existing Senior Notes. In connection with the granting of any such Liens, MGM MIRAGE and each Subsidiary Guarantor shall provide to the trustee (y) policies of title insurance on customary terms and conditions, to the extent that policies of title insurance on the corresponding property are provided to the holders of the Existing Senior Notes or their trustee (and in an insured amount that bears the same proportion to the principal amount of the outstanding notes as the insured amount in the policies provided to the holders of the Existing Senior Notes bears to the aggregate outstanding amount thereof), and (z) legal opinions and other assurances as the trustee may reasonably request.

(b)  if MGM MIRAGE and the Subsidiary Guarantors become entitled to the release of all of the equal, ratable and pari passu Liens securing the Credit Facilities, the Existing Senior Notes and guarantees related thereto (and any other notes or guarantees issued after the date of issuance of the notes), and provided that no Default or Event of Default has then occurred and remains continuing, MGM MIRAGE and the Subsidiary Guarantors may in their sole discretion request that the Collateral Agent (or the Trustees and the Administrative Agents with respect to the Credit Facilities) release any Liens securing the notes, the Existing Senior Notes and the Credit Facilities, and in such circumstances the Collateral Agent (or the trustee) shall so release such Liens.

Limitation on Sale and Lease-Back Transactions

Other than as provided below under “—Exempted Liens and Sale and Lease-Back Transactions,” neither MGM MIRAGE nor any Subsidiary Guarantor will enter into any Sale and Lease-Back Transaction unless either:

(i)  MGM MIRAGE or such Subsidiary Guarantor would be entitled, pursuant to the provisions described in clauses (a) through (l) under “—Limitation on Liens” above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes; or

(ii)  an amount equal to the greater of the net cash proceeds of such sale or the fair market value of such property (in the good faith opinion of MGM MIRAGE’s board of directors) is applied within 120 days to the retirement or other discharge of its Funded Debt.

Exempted Liens and Sale and Lease-Back Transactions

Notwithstanding the restrictions set forth in “—Limitation on Liens” and “—Limitation on Sale and Lease—Back Transactions” above, MGM MIRAGE or any Subsidiary Guarantor may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Indebtedness secured by such Liens (not including Liens permitted under “—Limitation on Liens” above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under “—Limitation on Sale and Lease-Back Transactions” above), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by MGM MIRAGE and the Subsidiary Guarantors does not exceed 15% of Consolidated Net Tangible Assets, provided that the foregoing shall not apply to any Liens that may at any time secure any of the Existing Senior Notes.

Subsidiary Guarantees

In addition to the Subsidiary Guarantors named in the indenture on the closing date, the indenture will provide that any existing or future Subsidiary of MGM MIRAGE (other than an Excluded Subsidiary) shall become a Subsidiary Guarantor, on a senior basis, of MGM MIRAGE’s payment Obligations under the notes and the indenture, if such Subsidiary incurs any Indebtedness or if and for so long as such Subsidiary provides a guarantee in respect of any Indebtedness of MGM MIRAGE.

Supplemental Events of Default

Reference is made to the section entitled “Description of Debt Securities” in the accompanying prospectus for a description of events of default applicable to the notes under the indenture. The event of default on breach of warranties and covenants in the Indenture will also apply to the Collateral Documents. In addition to such events of default, the following events shall each constitute an event of default applicable to the notes under the indenture:

(i)  the acceleration of the maturity of any Indebtedness of MGM MIRAGE or any Subsidiary Guarantor (other than Non-recourse Indebtedness), at any one time, in an amount in excess of the greater of (a) $25 million and (b) 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice as provided in the indenture; and

(ii)  entry of final judgments against MGM MIRAGE or any Subsidiary Guarantor which remain undischarged for a period of 60 days, provided that the aggregate of all such judgments exceeds $25 million and judgments exceeding $25 million remain undischarged for 60 days after notice as provided in the indenture.

Supplemental Modification or Waiver Provisions

Reference is made to the section entitled “Description of Debt Securities—Modification and Waiver” in the accompanying prospectus for a description of provisions pertaining to modifications or waivers of the indenture, provided with respect to these notes and the indenture, references in such section to MGM MIRAGE shall also be deemed to include the Subsidiary Guarantors. In addition to the other modifications or waivers specified therein that require the consent of each affected holder of the notes, a release of any Subsidiary Guarantor or any collateral securing the notes (except in accordance with the provisions of the indenture) requires the consent of each affected holder of notes.

Gaming Approvals

Restrictions on the transfer of the equity securities of the corporate Subsidiaries of MGM MIRAGE licensed in Nevada, and agreements not to encumber such equity securities, in each case in respect of the notes, require the prior approval of the Nevada Gaming Commission in order to be effective. On July 24, 2003, the Nevada Gaming Commission granted MGM MIRAGE prior approval to make public offerings for a period of two years, subject to certain conditions. This offering of the notes is being made pursuant to such shelf approval. The shelf approval includes prior approval by the Nevada Gaming Commission of restrictions on the transfer of the equity securities of MGM MIRAGE’s corporate Subsidiaries licensed in Nevada and agreements not to encumber such equity securities, in each case in respect of the notes. A waiver of similar approvals was obtained from the Mississippi Gaming Commission on October 15, 2001, with respect to the restrictions and agreements not to encumber the equity securities of the corporate Subsidiaries of MGM MIRAGE licensed in Mississippi.

The pledges of ownership interests of Subsidiaries licensed in Nevada and Mississippi constitute the transfer of such securities requiring the approval of the Nevada Gaming Commission, and the Mississippi Gaming Commission, respectively. MGM MIRAGE will use its commercially reasonable efforts to obtain any necessary approvals of such state gaming authorities for such pledges. The waiver of the prior approval requirement for MGM MIRAGE’s securities offerings received from the Mississippi Gaming Commission on October 15, 2001 includes a waiver for the prior approval requirement for such pledges, subject to certain conditions. For more information, see “Regulation and Licensing—Nevada Gaming Regulation” and “—Mississippi Government Regulation.”

Compliance with Gaming Laws

Each holder of a note, by accepting any note, agrees to be bound by the requirements imposed on holders of debt securities of MGM MIRAGE by the gaming authority of any jurisdiction in which MGM MIRAGE or any of its Subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to MGM MIRAGE, see “Regulation and Licensing” herein.

Reports

So long as any notes are outstanding, MGM MIRAGE will file with the trustee under the indenture the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act with respect to securities listed and registered on a national securities exchange as such rules and regulations may require.

Book-Entry; Delivery and Form

The notes sold within the United States will initially be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or “participants” in such system or indirectly through organizations that are participants in such system.

Depository Procedures

DTC has advised MGM MIRAGE that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as “indirect participants,” that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

MGM MIRAGE expects that pursuant to procedures established by DTC:

(i)  upon deposit of the global notes, DTC will credit the accounts of participants designated by Underwriters with portions of the principal amount of the global notes; and

(ii)  ownership of the notes evidenced by the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the global notes will be limited to such extent.

So long as the global notes holder is the registered owner of any notes, the global notes holder will be considered the sole holder under the indenture of any notes evidenced by the global notes. Beneficial owners of notes evidenced by the global notes will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither MGM MIRAGE nor the applicable trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of the global notes holder on the applicable record date will be payable by the applicable trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, MGM MIRAGE and the applicable trustee may treat the persons in whose names notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither MGM MIRAGE nor the applicable trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes. MGM MIRAGE believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

Investors may elect to hold their interests in the global notes outside the United States through the accounts maintained by Clearstream Banking, Societe Anonyme, or Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, in DTC if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Clearstream or Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Cross-market transfers between persons holding directly or indirectly through DTC participants on the one hand and Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositary for the system; however, those cross-market transactions will require delivery by the counterparty in the relevant European international clearing system of instructions to that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary for that system to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to DTC. Because of the time-zone differences, credits of interests in the global notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in the global notes settled during that processing will be reported to the relevant Clearstream customers or Euroclear participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of interests in global notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following the settlement in DTC.

The information in this section concerning DTC and its book-entry system and concerning Clearstream and Euroclear and the European clearing system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Certificated Securities

Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such certificated securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if:

(i)  MGM MIRAGE notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and MGM MIRAGE is unable to locate a qualified successor within 90 days; or

(ii)  MGM MIRAGE, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated securities under the indenture, then, upon surrender by the global notes holder of its global notes, notes in such form will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related notes.

Neither MGM MIRAGE nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of notes and MGM MIRAGE and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar for the notes. MGM MIRAGE may change the paying agent or registrar without prior notice to the holders of the notes, and MGM MIRAGE or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and MGM MIRAGE may require a holder to pay any taxes and fees required by law or permitted by the indenture. MGM MIRAGE is not required to transfer or exchange any note selected for redemption. Also, MGM MIRAGE is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Concerning the Trustee

If the trustee becomes a creditor of MGM MIRAGE, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting  interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

“Attributable Debt” with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under “—Additional Covenants of MGM MIRAGE—Limitation on Sale and Lease-Back Transactions” means the present value of the minimum rental payments called for during the terms of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

“Collateral Agent” means U.S. Bank, National Association, the collateral agent under the Intercreditor Agreement.

“Consolidated Net Tangible Assets” means the total amount of assets (including investments in Joint Ventures) of MGM MIRAGE and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of MGM MIRAGE and its Subsidiaries (excluding (i) the current portion of long-term Indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of MGM MIRAGE for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

“Credit Facilities” means, collectively: (i) the Second Amended and Restated Loan Agreement, dated as of April 10, 2000, among MGM MIRAGE, as Borrower, MGM Grand Atlantic City, Inc. and MGM Grand Detroit, LLC, as Co-Borrowers, the Banks, Syndication Agent, Documentation Agents and Co-Documentation Agents therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time; and (ii) the Third Amended and Restated 364-Day Loan Agreement, dated as of April 4, 2003, among MGM MIRAGE, as Borrower, MGM Grand Atlantic City, Inc. and MGM Grand Detroit, LLC, as Co-Borrowers, the Banks, Syndication Agent, Documentation Agents and Co- Documentation Agents  therein named, and Bank of America, N.A., as Administrative Agent (and their successors and assigns from time to time party thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time.

“Creditor Representatives” means the creditor representatives named in and parties to the Intercreditor Agreement with respect to the Existing Senior Notes and the Credit Facilities and, from and after the date of issuance of the notes, the trustee as Creditor Representative for the holders of the notes.

“Excluded Subsidiary” means Victoria Partners, Marina District Development Holding Co., LLC, Marina District Development Company, LLC, MGM Grand Detroit, LLC and its Subsidiaries (including MGM Grand Detroit II, LLC), MGMM Insurance Company, other subsidiaries that may from time to time become Excluded Subsidiaries under the indenture (if, among other conditions, such other subsidiaries are not guarantors of our other indebtedness and are not subject to any covenants in, or liens securing, the Credit Facilities or the Existing Senior Notes), and MGM MIRAGE’s non-U.S. Subsidiaries whose only tangible assets are located in foreign nations and their U.S. holding companies, provided such holding companies have no other assets or operations and provided that except for MGM Grand Detroit, LLC to the extent it guarantees any amounts of proceeds of borrowings under the Credit Facilities made available to MGM Grand Detroit, LLC, if any Excluded Subsidiary becomes subject to the covenants in the Credit Facilities applicable to the Subsidiary Guarantors or grants any Liens to secure the Credit Facilities, or if any Excluded Subsidiary guarantees or grants any Liens to secure any of the Existing Senior Notes, such Excluded Subsidiary will thereafter not be an Excluded Subsidiary.

“Existing Senior Notes” means (i) MGM MIRAGE’s 6.95% senior notes due 2005 in the original aggregate principal amount of $300 million, (ii) MGM MIRAGE’s 6.875% senior notes due 2008 in the original aggregate principal amount of $200 million, (iii) MGM MIRAGE’s 8 1/2% senior notes due 2010 in the original aggregate principal amount of $850 million and (iv) the Mirage Notes.

“Funded Debt” means all Indebtedness of MGM MIRAGE or any Subsidiary Guarantor which (i) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and (ii) ranks at least pari passu with the notes or the applicable Subsidiary Guarantee.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that the accrual of interest shall not be considered an Incurrence of Indebtedness.

“Indebtedness” of any Person means (i) any indebtedness of such Person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness Incurred in connection with the acquisition by such Person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capital leases and (ii) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, or any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any Person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such Person. For purposes of this definition of Indebtedness, a “capitalized lease” shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized.

“Intercreditor Agreement” means the Collateral Agent and Intercreditor Agreement dated as of February 13, 2002 and entered into among the Company, the Subsidiary Guarantors, U.S. Bank National Association as the Collateral Agent and the creditor representatives named therein.

“Joint Venture” means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by MGM MIRAGE and/or one or more of its Subsidiaries.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Mirage Notes” means (i) Mirage Resorts, Incorporated’s 6 5/8% notes due 2005 in the principal amount of $200 million, (ii) Mirage Resorts, Incorporated’s 7 1/4% notes due 2006 in the principal amount of $250 million, (iii) Mirage Resorts, Incorporated’s 6 3/4% notes due 2007 in the principal amount of $200 million, (iv) Mirage Resorts, Incorporated’s 6 3/4% notes due 2008 in the principal amount of $200 million and (v) Mirage Resorts, Incorporated’s 7 1/4% debentures due 2017 in the principal amount of $100 million.

“Non-recourse Indebtedness” means Indebtedness the terms of which provide that the lender’s claim for repayment of such Indebtedness is limited solely to a claim against the property which secures such Indebtedness.

“Obligations” means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, expenses, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any real estate or other physical facility or depreciable asset or securities the net book value of which on the date of determination exceeds the greater of $25 million and 2% of Consolidated Net Tangible Assets.

“Sale and Lease-Back Transaction” means any arrangement with a person (other than MGM MIRAGE or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to MGM MIRAGE or any of its Subsidiaries for a period of more than three years of any Principal Property which has been or is to be sold or transferred by MGM MIRAGE or any of its Subsidiaries to such person, or to any other person (other than MGM MIRAGE of any of its Subsidiaries) to which funds have been or are to be advanced by such person on the security of the leased property.

“Subsidiary” of any specified Person means any corporation, partnership or limited liability company of which at least a majority of the outstanding stock (or other equity interests) having by the terms thereof ordinary voting power for the election of directors (or the equivalent) of such Person (irrespective of whether or not at the time stock (or other equity interests) of any other class or classes of such Person shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more other Subsidiaries, or by such Person and one or more other Subsidiaries.

“Treasury Securities” mean any obligations issued or guaranteed by the United States government or any agency thereof.

UNDERWRITING

Banc of America Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, dated September 11, 2003, each underwriter has severally agreed to purchase from us, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite its name in the table below.

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$120,000,000
Citigroup Global Markets Inc.	$72,000,000
Deutsche Bank Securities Inc.	$72,000,000
J.P. Morgan Securities Inc.	$72,000,000
Wells Fargo Securities, LLC	$72,000,000
CIBC World Markets Corp.	$42,000,000
Commerzbank AG, London Branch	$42,000,000
Scotia Capital (USA) Inc.	$42,000,000
SG Cowen Securities Corporation	$42,000,000
Morgan Stanley & Co. Incorporated	$24,000,000

Total	$600,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, and that the underwriters are committed to take and pay for all of the notes, if any are taken. MGM MIRAGE and the subsidiary guarantors have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

We have agreed that during the period beginning on the date of this prospectus supplement and continuing to and including the date the notes are delivered to the underwriters, we will not, without the prior written consent of Banc of America Securities LLC, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any securities similar to the notes, or any securities convertible into or exchangeable for the notes or any such similar securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot the offering, creating a syndicate short position. The underwriters may bid for and purchase the notes in the open market to cover syndicate short positions. In addition, the underwriters may bid for and purchase the notes in the open market to stabilize the price of the notes. Such transactions may include stabilization transactions, effected in accordance with Rule 104 of Regulation M promulgated under the Securities Act, pursuant to which such persons may bid for or purchase notes for the purpose of stabilizing their market price. In addition, the underwriters may impose “penalty bids” under contractual arrangements whereby they may reclaim from dealers participating in the offering for the account of the underwriters, the selling concession with respect to the notes that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. These activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end these activities at any time.

We expect that the delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or on the next succeeding business day will be required by virtue of the fact that the notes initially will settle on the fourth business day following the date of pricing of the notes, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

Certain of the underwriters and their affiliates have, from time to time in the past, engaged in investment banking, commercial banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us and our affiliates, for which they have received customary fees or other payments. Any of the underwriters or their affiliates may, from time to time in the future, engage in investment banking, commercial banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us and our affiliates, for which they would receive customary fees or other payments.

Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”), if more than 10% of the net proceeds of a public offering of securities are to be paid to members of the NASD that are participating in the offering, or their affiliated or associated persons, the price of the securities distributed to the public must be no higher than that recommended by a “qualified independent underwriter,” as defined in Rule 2720 of the Conduct Rules of NASD. Because affiliates of certain of the underwriters of this offering will receive repayment of amounts outstanding under our existing $2.0 billion revolving credit facility from the net proceeds of this offering that are, in the aggregate, more than 10% of the net proceeds of this offering, Morgan Stanley & Co. Incorporated will participate in this offering as a qualified independent underwriter and this offering will be conducted pursuant to Rule 2710(c)(8). Morgan Stanley & Co. Incorporated, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. The price of the notes sold to the public will be no higher than that recommended by Morgan Stanley & Co. Incorporated.

We have agreed to indemnify Morgan Stanley & Co. Incorporated, in its role as qualified independent underwriter, against certain liabilities including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments Morgan Stanley & Co. Incorporated may be required to make in respect of those liabilities.

Commerzbank AG, London Branch is not a U.S. registered broker-dealer and therefore may not effect any sales of the notes in the United States.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, and Gary N. Jacobs, who is of counsel to that firm, are members of our board of directors, and Mr. Jacobs is also Executive Vice President, General Counsel and Secretary of MGM MIRAGE. They and other attorneys in that firm beneficially own an aggregate of approximately 432,623 shares of our common stock. Certain matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California and New York, New York.

EXPERTS

The audited consolidated financial statements and schedule of MGM MIRAGE incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes “forward-looking statements” that are subject to risks and uncertainties. In portions of this prospectus supplement, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus supplement, including, without limitation, those set forth under “Risk Factors,” beginning on page S-6, as well as the following factors:

•	development and construction activities;

•	dependence on existing management;

•	leverage and debt service, including sensitivity to fluctuations in interest rates;

•	domestic or international economic conditions, including sensitivity to fluctuations in foreign currencies;

•	competition and changes in customer demand;

•	ability to achieve certain cost savings, asset sales and revenue enhancements;

•	changes or uncertainties in federal or state tax laws or the administration of such laws;

•	changes or uncertainties in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

•	any requirement to apply for licenses and approvals under applicable laws, including gaming laws, on our part or on the part of our suppliers.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement, or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, any document we have filed at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by us at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933. The registration statement contains additional information about us and our debt securities and common stock. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information filed later by us with the Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003;

•	Our Current Reports on Form 8-K dated February 5, 2003, June 4, 2003, June 26, 2003 and September 11, 2003; and

•	Our Definitive Proxy Statement filed with the Commission on April 14, 2003.

All documents and reports filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and on or prior to the termination of the offering of the notes made by this prospectus supplement are deemed to be incorporated by reference in this prospectus supplement from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Any person receiving a copy of this prospectus supplement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Gary N. Jacobs, Executive Vice President, General Counsel and Secretary, MGM MIRAGE, 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 693-7120. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

PROSPECTUS

$2,750,000,000

MGM GRAND, INC.

Debt Securities, Common Stock

and Subscription Rights

We may use this prospectus to offer and sell from time to time, separately or together, one or more series of our debt securities, consisting of debentures, notes, bonds or other evidences of indebtedness, shares of our common stock and subscription rights. These securities will have an aggregate initial public offering price not to exceed $2,750,000,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The terms of any offering will be set forth in one or more prospectus supplements to this prospectus.

If we offer our common stock and/or subscription rights, the prospectus supplement will also set forth the total number of shares offered, the offering price and the terms of the offering. Our common stock trades on the New York Stock Exchange under the symbol “MGG.” On May 4, 2000, the closing price of our common stock was $29.125 per share. Any subscription rights we issue will be transferable, and we anticipate that the rights will be authorized for trading on the NYSE.

If the offering is for debt securities, the prospectus supplement will set forth the specific title, series, total principal amount, maturity, interest rate (or the way interest is to be calculated), time of payment of interest, whether the debt securities are to be represented by certificates, authorized denominations, terms for redemption, sinking fund requirements, guarantees by our subsidiaries, covenants and the initial public offering price. The prospectus supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to the offered securities.

Neither the Securities and Exchange Commission nor any state securities regulators or gaming regulatory authorities have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

None of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the New Jersey Casino Control Commission, the Michigan Gaming Control Board, the Mississippi Gaming Commission nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

The Attorney General of the State of New York has not passed upon or endorsed the merits of this offering. Any representation to the contrary is unlawful.

We may sell all or a portion of the offered securities directly, through agents designated from time to time or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the offered securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the prospectus supplement. See “Plan of Distribution.” We will not sell any offered securities without delivering a prospectus supplement describing the method and terms of the offering of the offered securities.

The date of this prospectus is May 5, 2000

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 29 below.

You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from the Secretary of the company as described under “Where You Can Find More Information” below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “intend,” “forecast” and the like.

These statements appear in a number of places, both in this prospectus and in the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations. Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information incorporated by reference, identifies important factors that could cause such differences.

THE COMPANY

We are a leading operator of first class hotel and casino properties with an emphasis on the total gaming and entertainment experience. We own and operate the MGM Grand Las Vegas and the New York-New York Hotel and Casino, two of the most prominent hotel/casinos on the Las Vegas Strip. We believe the MGM Grand Las Vegas is one of the largest hotel/casinos in the world with 5,034 rooms, 171,500 square feet of gaming space and one of the largest arenas in Las Vegas. We have completed an approximate $570 million master plan to expand and transform the MGM Grand Las Vegas into “The City of Entertainment.” Our New York-New York property has 2,024 hotel rooms and 84,000 square feet of gaming space. In Primm, Nevada, we own and operate the three hotel/casinos that travelers first encounter on the principal route from Southern California to Las Vegas. On July 29, 1999, we opened the MGM Grand Detroit interim casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia and operate three casinos in South Africa. We have also announced plans to develop a casino resort in Atlantic City, New Jersey.

Recent Developments

On December 13, 1999, our board of directors approved a two-for-one split of our common stock and declared a cash dividend of $.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data in this prospectus have been adjusted retroactively to give effect to the stock split. At the same time, our board of directors increased the number of authorized shares of our common stock from 75 million shares to 300 million shares. We do not intend to pay any additional cash dividends for the forseeable future.

On March 6, 2000, we announced the signing of a definitive merger agreement with Mirage Resorts, Incorporated, under which we will acquire all of the outstanding shares of Mirage for $21 per share in cash. The transaction will have a total equity value of approximately $4.4 billion. In addition, Mirage has outstanding debt of approximately $2.0 billion. The transaction is subject to the approval of Mirage shareholders and to the satisfaction of customary closing conditions contained in the merger agreement, including the receipt of all necessary regulatory and governmental approvals. The transaction will be accounted for as a purchase and is anticipated to close in 2000. As a result of the merger, Mirage will become our wholly owned subsidiary.

Mirage is a leading owner, developer and operator of casino-based resorts. It owns and operates Bellagio, Mirage and Treasure Island on the Las Vegas Strip; Golden Nugget in downtown Las Vegas; Golden Nugget-Laughlin in Laughlin, Nevada; and Beau Rivage in Biloxi, Mississippi. Mirage also owns a 50% interest in a joint venture which owns and operates the Monte Carlo Resort & Casino on the Las Vegas Strip. Mirage also intends to expand into the Atlantic City, New Jersey market, where it owns land. For more information about us and Mirage, see “Where You Can Find More Information” on page 26 below.

On April 11, 2000, we announced the execution of agreements with a group of banks to provide $4.3 billion in credit facilities. The credit facilities consist of a $2.0 billion five-year revolving facility, a $1.0 billion 364-day revolving facility and a $1.3 billion one-year term loan. We expect to draw on these facilities in connection with the pending acquisition of Mirage. This completes the commercial bank financing for the acquisition.

On April 18, 2000, we completed a private placement of 46.5 million shares of our common stock for a total purchase price of $1.23 billion. Tracinda Corporation, our largest stockholder, purchased 23 million shares in the private placement. As a result of the private placement, the percentage ownership of our outstanding shares by Tracinda and its sole stockholder decreased from approximately 64% to 60%.

On April 19, 2000, we announced our results from operations for the three months ended March 31, 2000. Net revenues for the 2000 first quarter were $442.9 million up from the prior year’s quarter of $251.4 million. Operating income increased 144% to $92.4 million in the three months ended March 31, 2000 from $37.9 million in the prior year’s quarter. Net income before extraordinary item and cumulative effect of change in accounting principle was $44.3 million in the 2000 first quarter when compared with $18.5 million the prior year’s period. Earnings per diluted share before extraordinary item and cumulative effect of change in accounting principle was $0.38 in 2000 compared with $0.16 in the 1999 quarter. Net income for the three months ended March 31, 2000 was $44.3 million compared with $9.4 million in the 1999 period. Earnings per diluted share was $0.38 in 2000 compared with $0.08 in the prior year’s quarter.

As a result of the pending merger with Mirage, we announced on April 19, 2000, that our previously declared quarterly dividend policy was discontinued. Also, management has determined to suspend our previously announced share repurchase program. We intend to focus on utilizing all available free cash flow to pay down debt under our existing and future debt obligations as well as finance our ongoing operations.

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, our net proceeds from the sale of the offered securities will be used to provide a portion of the cash needed to complete the Mirage merger and for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness, financing of capital expenditures, potential acquisitions and the repurchase of our common stock. Funds not immediately required for such purposes may be invested in short-term investment grade securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	1995	1996	1997	1998	1999(2)
Ratio of Earnings to Fixed Charges(1)	1.65	2.78	10.11	2.94	2.73

(1)	For purposes of computing the foregoing ratios: (a) earnings consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and (b) fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, our proportionate share of the interest cost of 50%-owned joint ventures (such as the limited liability company which owns New York-New York, of which we have owned 100% since March 1, 1999) and the estimated interest component of rental expense.

(2)	The pro forma ratio of earnings to fixed charges for 1999, giving effect to our acquisition of Mirage, is 1.08. These pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

SUMMARY HISTORICAL FINANCIAL DATA

MGM Grand and Mirage are providing the following financial information to assist you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that MGM Grand and Mirage have filed with the Securities and Exchange Commission.

SUMMARY HISTORICAL FINANCIAL DATA OF MGM GRAND

(in thousands, except for per share data)

	At or for the year ended December 31,
	1995 (A)	1996 (B)	1997 (C)	1998	1999 (D)
Net revenues	$718,781	$800,189	$827,597	$773,863	$1,391,650
Operating income	103,823	129,294	190,970	131,574	209,868
Net income before extraordinary items and cumulative effect of change in accounting principle	46,565	74,517	115,256	68,948	95,124
Cash dividends per common share	—	—	—	—	—
Diluted earnings per share before extraordinary items and cumulative effect of change in accounting principle	$0.48	$0.68	$0.98	$0.61	$0.80
Weighted average common and common equivalent shares outstanding	97,088	108,514	117,670	112,684	120,086
Total assets	$1,275,883	$1,275,121	$1,389,816	$1,768,958	$2,760,743
Long-term debt (including current portion)	551,099	83,391	57,830	544,874	1,318,841
Stockholders’ equity	584,548	973,382	1,101,622	964,381	1,033,846

SUMMARY HISTORICAL FINANCIAL DATA OF MIRAGE

(in thousands, except for per share data)

	At or for the year ended December 31,
	1995	1996	1997	1998 (E)	1999 (F)
Net revenues	$1,330,744	$1,367,544	$1,418,551	$1,523,729	$2,431,837
Operating income	284,087	312,670	326,041	152,105	305,027
Net income before extraordinary items and cumulative effect of change in accounting principle	169,948	206,045	209,803	85,225	140,968
Cash dividends per common share	—	—	—	—	—
Diluted earnings per share before extraordinary items and cumulative effect of change in accounting principle	$0.88	$1.05	$1.09	$0.45	$0.70
Weighted average common and common equivalent shares outstanding	192,331	196,683	192,536	190,964	200,240
Total assets	$1,791,713	$2,143,490	$3,347,350	$4,530,202	$4,804,306
Long-term debt (including current portion)	249,063	468,593	1,397,655	2,378,911	2,210,279
Stockholders’ equity	1,209,343	1,290,883	1,512,484	1,601,837	2,023,902

(A)	Includes a $5,942,000 pre-tax write-down for restructuring costs.
(B)	Includes a $49,401,000 pre-tax write-down for the master plan asset disposition and a $7,868,000 pre-tax charge for New York-New York hotel preopening costs.
(C)	Includes a $28,566,000 pre-tax write-down for the master plan asset disposition.
(D)	Includes a $71,495,000 pre-tax charge for MGM Grand Detroit, the Mansion at the MGM Grand Las Vegas, and MGM Grand Atlantic City hotel preopening costs as well as certain tender related costs.
(E)	Includes a $88,313,000 pre-tax charge for Bellagio hotel preopening costs.
(F)	Includes a $42,130,000 pre-tax charge for Beau Rivage hotel preopening costs.

SUMMARY UNAUDITED PRO FORMA DATA

The Mirage merger will be accounted for as a “purchase,” which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. We are providing the following financial information to assist you in your analysis of the financial aspects of the Mirage merger. We derived this information from audited financial statements for 1999 for both MGM Grand and Mirage. The information is only a summary of the unaudited pro forma financial information presented on pages 8 to 11 and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual reports and other information that we have filed with the Securities and Exchange Commission.

While this pro forma financial information has been prepared based upon currently available information using assumptions which we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma financial information beginning on page 10 for further discussion of the assumptions we made to prepare this information.

PRO FORMA INCOME DATA:

	Forthe year ended December 31, 1999
	(In thousands, except per share amounts)
Net revenues	$3,823,487
Operating income	500,009
Net income before extraordinary items and cumulative effect of change in accounting principle	91,487
Diluted earnings per share before extraordinary items and cumulative effect of change in accounting principle	0.55	(1)
Cash dividends per common share	—
Weighted average common and common equivalent shares outstanding	166,586

PRO FORMA BALANCE SHEET DATA:

At December 31, 1999
(In thousands)
Total assets	$10,991,815
Long-term debt (including current portion)	6,698,281
Stockholders’ equity	2,230,096

(1)	Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

COMPARATIVE HISTORICAL AND PRO FORMA SELECTED

CONSOLIDATED FINANCIAL DATA

We have summarized below the per share information of MGM Grand and Mirage on a historical and pro forma combined basis. Mirage stockholders will receive $21 from MGM Grand in exchange for each share of Mirage common stock. The information set forth below is only a summary, and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that MGM Grand and Mirage have filed with the Securities and Exchange Commission.

	MGM Grand Historical	Mirage Historical	MGM Grand Pro Forma
Income per diluted share before extraordinary items and cumulative effect of change in accounting principle (1):
Year ended December 31, 1999	$0.80	$0.70	$0.55	(4)
Book value per share (2):
At December 31, 1999	9.08	10.65	13.91
Cash dividends per share (3)	—	—	—

(1)	The table above combines MGM Grand’s results of operations for the fiscal year ended December 31, 1999 with Mirage’s results of operations for the same period. The pro forma combined income per diluted share is based on the combined weighted average number of common shares and common share equivalents. Common share equivalents consist of common stock issuable upon the exercise of outstanding options and warrants.

(2)	Historical book value per share for both MGM Grand and Mirage was computed by dividing total stockholders’ equity at December 31, 1999 by the number of common shares outstanding, excluding shares held in treasury, as of those dates, respectively. MGM Grand pro forma book value per share was computed by dividing pro forma stockholders’ equity (See “Unaudited Pro Forma Balance Sheet” on page 9) by the pro forma number of shares of MGM Grand’s common stock outstanding as of December 31, 1999 (without including outstanding options). The pro forma number of shares of MGM Grand’s common stock outstanding was calculated as the sum of MGM Grand’s common stock outstanding and includes the April 2000 private equity placement of $1.23 billion.

(3)	Neither MGM Grand nor Mirage paid cash dividends during the periods presented. MGM Grand paid a cash dividend of $0.10 per share on March 1, 2000 to shareholders of record on February 10, 2000.

(4)	Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

MGM GRAND, INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 1999

	MGM Grand Historical (Note 1)	Mirage Historical (Note 1)	Pro Forma Adjustments (Note 2)		MGM Grand as Adjusted for Merger
	(In thousands, except per share amounts)
Revenues:
Casino	$873,781	$1,243,625	$—		$2,117,406
Rooms	251,207	522,566	—		773,773
Food and beverage	161,301	456,811	—		618,112
Entertainment, retail and other	211,837	426,850	—		638,687
Income from unconsolidated affiliate	6,084	29,164	—		35,248

	1,504,210	2,679,016	—		4,183,226
Less: Promotional allowances	112,560	247,179	—		359,739

	1,391,650	2,431,837	—		3,823,487

Expenses:
Casino	417,491	690,179	—		1,107,670
Rooms	75,064	164,610	—		239,674
Food and beverage	100,871	314,689	—		415,560
Entertainment, retail and other	119,324	300,052	—		419,376
Provision for doubtful accounts and discounts	47,157	31,911	—		79,068
General and administrative	209,938	328,390	—	(a)	538,328
Depreciation and amortization	125,985	205,163	14,886	(b)	346,034
Preopening and other	71,495	42,130	—		113,625

	1,167,325	2,077,124	14,886		3,259,335

Operating Profit Before Corporate Expense	224,325	354,713	(14,886)		564,152
Corporate expense	14,457	49,686	—	(a)	64,143

Operating income	209,868	305,027	(14,886)		500,009

Nonoperating Income (Expense):
Interest income	2,142	6,126	—		8,268
Interest expense, net of amounts capitalized	(59,853)	(117,525)	(199,567	)(c)	(376,945)
Interest expense from unconsolidated affiliate	(1,058)	—	—		(1,058)
Other, net	(946)	24,462	—		23,516

	(59,715)	(86,937)	(199,567)		(346,219)

Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Change in Accounting Principle	150,153	218,090	(214,453)		153,790
Provision for income taxes	(55,029)	(77,122)	69,848	(d)	(62,303)

Net Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	$95,124	$140,968	$(144,605)		$91,487

Per Share of Common Stock:
Net Income per Basic Share Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	$0.82				$0.56 (a)

Net Income per Diluted Share Before Extrtaordinary Item and Cumulative Effect of Change in Accounting Principle	$0.80				$0.55 (a)

Basic Shares Outstanding	116,580		46,500	(e)	163,080

Diluted Shares Outstanding	120,086		46,500	(e)	166,586

MGM GRAND, INC.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 1999

	MGM Grand Historical (Note 1)	Mirage Historical (Note 1)	Pro Forma Adjustments (Note 3)		MGM Grand as Adjusted for Merger
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$121,522	$139,488	$—		$261,010
Accounts receivable, net	83,101	181,357	—		264,458
Prepaid expenses and other	32,598	35,948	—		68,546
Inventories	15,240	94,351	—		109,591
Deferred tax asset	17,452	24,558	—		42,010

Total current assets	269,913	475,702	—		745,615

PROPERTY AND EQUIPMENT, NET	2,390,524	4,095,217	2,628,543	(f)	9,114,284
OTHER ASSETS:
Investments in unconsolidated affiliates	12,485	118,221	228,750	(g)	359,456
Excess of purchase price over fair market value of net assets acquired, net	36,550	6,912	515,451	(h)	558,913
Deposits and other assets, net	51,271	108,254	54,022	(i)	213,547

Total other assets	100,306	233,387	798,223		1,131,916

	$2,760,743	$4,804,306	$3,426,766		$10,991,815

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$38,018	$39,369	$—		$77,387
Construction payable	7,896	12,063	—		19,959
Income taxes payable	3,296	—	—		3,296
Dividend payable	11,388	—	—		11,388
Current obligation, capital leases	5,145	—	—		5,145
Current obligation, long term debt	7,852	246	—		8,098
Accrued interest on long term debt	18,915	32,615	—		51,530
Other accrued liabilities	197,580	240,204	175,000	(j)	612,784

Total current liabilities	290,090	324,497	175,000		789,587

DEFERRED REVENUES	4,241	—	—		4,241
DEFERRED INCOME TAXES	108,713	232,570	910,257	(k)	1,251,540
LONG TERM OBLIGATION, CAPITAL LEASES	12,864	—	—		12,864
LONG TERM DEBT	1,310,989	2,210,033	3,169,161	(1)	6,690,183
OTHER LIABILITIES	—	13,304	—		13,304
COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY:
Common stock	1,384	940	(475	)(m)	1,849
Capital in excess of par value	1,261,625	1,083,459	112,326	(m)	2,457,410
Treasury stock, at cost	(505,824)	(316,385)	316,385	(m)	(505,824)
Retained earnings	267,165	1,255,888	(1,255,888	)(m)	267,165
Other comprehensive income	9,496	—	—		9,496

Total stockholders’ equity	1,033,846	2,023,902	(827,652)		2,230,096

	$2,760,743	$4,804,306	$3,426,766		$10,991,815

MGM GRAND, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS

Note 1—Historical financial information for MGM Grand and Mirage for the year ended December 31, 1999 have been derived from the MGM Grand and Mirage historical financial statements. Included in the historical financial information for MGM Grand are the operating results of Primadonna and New York-New York since their acquisition on March 1, 1999.

Note 2—The following table sets forth the determination and preliminary allocation of the purchase price based on the $21.00 per share to be paid by MGM Grand to Mirage shareholders.

(In Thousands)
Merger consideration (189.9 million shares of Mirage common stock plus 36.5 million Mirage stock options)	$4,394,811
Estimated fair value of Mirage debt assumed by MGM Grand	2,116,879
Estimated transaction costs and expenses	13,000
Other adjustments, net	175,000

$6,699,690

The preliminary allocation of the pro forma purchase price is as follows:
Land	$3,513,400
Property and equipment, net	3,210,360
Goodwill	515,451
Other, net	(539,521)

$6,699,690

The final purchase price and its allocation will be based on appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year of the closing of the merger.

The following are brief descriptions of the pro forma adjustments to the statements of income to reflect MGM Grand’s acquisition of Mirage.

(a)  Pro forma results do not reflect any cost savings of duplicative departments and redundant infrastructure, the benefit of operational efficiencies or revenue enhancement opportunities which we expect to achieve after the merger. We expect to realize annual pre-tax cost savings of approximately $95 million (post-tax of approximately $61.8 million or $0.37 per diluted share) related to duplicative departments and redundant infrastructure and operating efficiencies upon full integration of Mirage. These estimated benefits are based on projections and assumptions, not actual experience. As a result, our ability to realize these benefits could be adversely impacted by difficulties integrating Mirage into MGM Grand, the inability to achieve certain economies of scale or other risks associated with achieving these projected cost savings. We cannot assure you that these cost savings will be achieved.

(b)  Represents the amortization of goodwill and other intangible assets to which the purchase price is allocated. The amortization of goodwill is on a straight-line basis over 40 years and the amortization of other intangibles (which include customer lists and trademarks) is on a straight-line basis over five years.

(c)  Represents the additional interest expense based upon anticipated debt offerings totaling $5.1 billion minus the interest on the MGM Grand and Mirage credit facilities (see Note 1). Also includes the amortization expense associated with $93.4 million of Mirage debt discount amortized over 6 years, offset by additional capitalized interest on Mirage projects in development.

(d)  Represents the tax effect of the pro forma adjustments at the 35% statutory tax rate.

(e)  Represents the number of MGM Grand, Inc. shares issued based upon the April 2000 private equity placement of $1.23 billion at $26.50 per share.

Note 3—The following are brief descriptions of the pro forma adjustments to the balance sheet to reflect the acquisition by MGM Grand of Mirage.

(f)  Represents the net increase to Mirage’s carrying value of land, buildings, furniture, fixtures and equipment to adjust those assets to their estimated fair market value.

(g)  Represents the increase in the fair value of Mirage’s investment in unconsolidated affiliate based upon the fair value of the assets and liabilities of the unconsolidated affiliate.

(h)  Represents the estimated goodwill created by the transaction after allocating the purchase price to the fair value of Mirage’s assets and liabilities.

(i)  Represents debt offering costs and the net increase in the fair value of intangible assets such as customer lists and trademarks.

(j)  Represents an accrual for the estimated costs of the transaction.

(k)  Records the deferred tax effect of the pro forma balance sheet adjustments, primarily related to land, buildings, furniture, fixtures and equipment.

(1)  Represents the anticipated proceeds from various debt offerings of approximately $5.1 billion of which $3.2 billion is for the purchase of the Mirage shares, $1.8 billion is for the repayment of the MGM Grand and Mirage bank facilities, and $100 million is for financing costs. This amount is offset by the debt discount of $93.4 million on the Mirage bonds.

(m)  Represents the issuance of 46.5 million shares of MGM Grand common stock for $26.50 per share as well as the elimination of Mirage’s equity balances.

DESCRIPTION OF OUR LONG TERM DEBT

Our Bank Credit Facility

Since 1996, we have had available to us a credit facility from a syndicate of banks led by Bank of America, N.A. On July 23, 1997, we amended our syndicated bank credit facility to make it a $1.25 billion senior revolving credit facility which may be increased to $1.5 billion under its existing terms. The credit facility has subsequently been amended several times in less significant ways. The following description is a summary of the material provisions of the credit facility, but it does not restate the credit facility agreement in its entirety. We urge you to read the credit facility agreement, which we have filed with the Securities and Exchange Commission (see “Where You Can Find More Information” on page 26 below).

The credit facility is available:

(l)	to finance capital improvements at MGM Grand Las Vegas in accordance with our master plan with respect to that property, up to $850 million;

(2)	to fund development costs for MGM Grand Atlantic City or other casino, resort and hotel projects, or to invest in casino, resort and hotel companies or projects, up to $1.0 billion;

(3)	to fund our proposed project in Detroit, Michigan, up to $750 million; and

(4)	for general corporate purposes, including repurchases of our own common stock, investments in qualified investments and other capital expenditures, up to $750 million.

Commencing on December 31, 2001, availability under the credit facility will decline in quarterly increments of the greater of $62.5 million or 5% of the commitment amount under the credit facility, with the balance due on December 31, 2002. We have the right to request one-year extensions, subject to the consent of the lenders, which would have the effect of deferring scheduled reductions in availability.

Interest on outstanding balances and commitment fees on unutilized availabilities under the credit facility are determined by a formula based either on our leverage ratio (which is the ratio of our total debt to annualized cash flow) or the credit facility rating (which is the credit rating then applicable to the credit facility), and in the case of interest rates, on the basis of the Eurodollar or base rate existing at the time of determination. As our leverage ratio declines, the interest rate and commitment fees will also decline. We also pay certain underwriting and agency fees in connection with the credit facility.

The credit facility is unconditionally guaranteed by each of our subsidiaries except New York-New York, The Primadonna Company, LLC, PRMA, LLC, New PRMA Las Vegas, Inc., MGM Grand Detroit II, LLC, MGM Grand-Bally’s Monorail Limited Liability Company, MGM Grand Australia, Inc. and our non-U.S. subsidiaries and their U.S. holding companies which have no other assets or operations. Our subsidiaries which do not guarantee the credit facility are called the “facility nonguarantors” below. The credit facility is secured by pledges of substantially all of our assets, including the stock of MGM Grand Hotel, Inc. and MGM Grand Atlantic City, Inc., but not our interest in any facility nonguarantor, and the assets of our subsidiaries other than the facility nonguarantors. The guaranty given by MGM Grand Detroit, LLC, and the pledge of its assets, are limited to the amount borrowed under the credit facility which is made available to MGM Grand Detroit, LLC. The credit facility can become unsecured, at our option, if it receives investment grade ratings as unsecured debt from both Moody’s and Standard & Poor’s.

The credit facility contains certain customary events of default and agreements, including limitations on additional debt, dividends, mergers and asset sales and capital expenditures. It also restricts acquisitions and similar transactions. As of March 23, 2000, approximately $680 million was outstanding under the credit facility. Also, during May 1999, two letters of credit were issued under the credit facility totaling approximately $50 million, which support municipal financing used to acquire land for a permanent casino in Detroit.

The credit facility has been amended and restated in its entirety in connection with our acquisition of Mirage as a new $2 billion senior revolving credit facility. A description of the amended credit facility appears below on page 14.

Our Senior Secured Notes

In addition to the credit facility, we also have outstanding two series of senior secured notes with a total principal amount of $500 million. One of these series of senior secured notes has a total principal amount of $300 million, pays interest semiannually at a rate of 6.95% and matures on February 1, 2005. The other series of senior secured notes has a total principal amount of $200 million, pays interest semiannually at a rate of 6 7/8% and matures on February 6, 2008. The material terms of the two series of senior secured notes are otherwise identical. The following description of our senior secured notes is a summary of the material provisions of the indentures under which the senior secured notes were issued, which have been filed with the Securities and Exchange Commission (see “Where You Can Find More Information” on page 26 below).

The senior secured notes are our direct obligations, guaranteed by each of our subsidiaries other than the facility nonguarantors. The senior secured notes and these guarantees are secured by pledges of the same assets that are pledged to secure the credit facility. The guaranty of MGM Grand Detroit, LLC and the pledge of its assets are limited in the same way its guaranty and pledge are limited under the credit facility. Under agreements binding the banks that are party to the credit facility and the holders of the senior secured notes, the collateral securing the credit facility and the senior secured notes, and any proceeds of such collateral, must be divided equally and ratably among the credit facility and the senior secured notes. The senior secured notes and the guarantees can become unsecured, at our option, if the credit facility becomes unsecured and the unsecured facility and the senior secured notes each receive investment grade ratings from both Moody’s and Standard & Poor’s unless the release of collateral will cause either credit rating to fall below the rating given to the senior secured notes at the time they were issued. Each of New York-New York, The Primadonna Company, LLC, PRMA, LLC and New PRMA Las Vegas, Inc. will guaranty our senior secured notes (although these subsidiaries do not now guaranty such notes) immediately following the merger. In addition, Mirage and each of its subsidiaries will guaranty our senior secured notes immediately following the merger.

The indentures contain certain events of default and agreements which are customary with respect to investment grade debt securities, including limitations on mergers, consolidations, and sale of substantially all assets by us, and limitations on liens and sale and leaseback transactions by us or our subsidiaries (other than the facility nonguarantors). The indentures also contain limitations on certain asset sales which apply to us and certain of our subsidiaries unless the senior secured notes become unsecured. The indentures do not limit the amount of indebtedness we may incur.

The senior secured notes are redeemable at our option at any time at a redemption price specified in the indenture. In addition, unless the senior secured notes become unsecured, the asset sale limitations in the indentures require us to either apply the proceeds of such sales in certain ways specified in the indentures or use the proceeds to redeem senior secured notes. The applicable gaming laws of the jurisdictions in which we operate also include provisions which require, under certain circumstances specified under those laws, that senior secured notes be divested by holders who are found to be inappropriate under those laws. Except as described in this paragraph, the senior secured notes do not include redemption or sinking fund features.

We expect the senior secured notes will become unsecured and the collateral securing them released when we receive investment grade ratings from both Moody’s and Standard & Poor’s. Both agencies have indicated that such investment grade ratings will be in effect on the date of the merger. However, the indentures provide that if, following the release of the collateral securing the senior secured notes, the notes fail to maintain investment grade ratings from either Moody’s or Standard & Poor’s we must again secure the notes with pledges of substantially all of our assets and those of the guarantors.

MGM Grand Detroit II, LLC Interim Credit Facility

On March 31, 1999, MGM Grand Detroit II, LLC (“Detroit II”), obtained an interim $230 million senior revolving credit facility from a syndicate of banks led by Bank of America, N.A., which may be increased to $250 million under its existing terms. The Detroit interim credit facility is secured by pledges of substantially all assets of Detroit II. In addition, we have provided an unconditional guaranty of the Detroit interim credit facility, but our guaranty is not secured. The following is a summary of material provisions of the Detroit interim credit facility, which has been filed with the Securities and Exchange Commission (see “Where You Can Find More Information” on page 26 below), and is not restated in its entirety herein.

The Detroit interim credit facility is available:

•	to refinance funds previously invested by us in the interim casino project in Detroit, Michigan;

•	to finance the design, development and construction of the interim casino;

•	to finance up to $50 million of initial development expenses associated with the proposed permanent hotel/casino project we are planning to construct in Detroit, Michigan (if we choose to have the permanent casino constructed by Detroit II); and

•	to finance other capital expenditures, acquisitions and investments to the extent permitted by the Detroit interim credit facility.

Interest on outstanding balances and commitment fees on unutilized availabilities under the Detroit interim credit facility are determined by a formula based on ratings given to our $1.25 billion credit facility (or, if that credit facility has terminated, our senior unsecured debt) by Moody’s and Standard & Poor’s, and in the case of interest rates, on the basis of the Eurodollar or base rate existing at the time of determination.

Availability under the Detroit interim credit facility will decline in quarterly increments of the greater of $19.2 million or 8 1/3% of the commitment amount of the Detroit interim credit facility, commencing on March 31, 2001. The Detroit interim credit facility matures on the earliest of June 30, 2004, 45 months following the opening of the interim casino and the date the permanent casino is opened for gaming customers.

The Detroit interim credit facility contains certain customary events of default and agreements, including limitations with respect to additional debt, dividends, mergers and asset sales and capital expenditures. It also restricts acquisitions and similar transactions. As of March 23, 2000, approximately $146 million was outstanding under the Detroit interim credit facility. We do not expect the Detroit interim credit facility to be affected by our acquisition of Mirage.

Our Amended Credit Facilities

We have available to us three new credit facilities, each from a syndicate of banks led by Bank of America, N.A. The three bank credit facilities will allow us to borrow up to $2 billion, $1 billion and $1.3 billion, respectively. The $2 billion credit facility and the $1 billion credit facility are both senior revolving credit facilities. This means that we will be allowed to reborrow amounts we have borrowed and subsequently repaid under each of these facilities. The $2 billion credit facility is an amendment and restatement of our existing $1.25 billion bank credit facility which will mature five years after the first day it is available to us, and the $1 billion credit facility will mature 364 days after the first day it is available to us. The $1.3 billion credit facility is a senior term loan, which means that amounts borrowed and repaid by us under this credit facility cannot be reborrowed. We will be required to repay the $1.3 billion credit facility one year from the first day it is available to us.

The following description is a summary of the material provisions of the three new bank credit facilities, but it does not restate the three credit facility agreements in their entireties. We urge you to read the credit facility agreements in the form executed, which we have filed with the Securities and Exchange Commission.

Each credit facility is available:

•	to refinance our existing debt, including our $1.25 billion syndicated bank credit facility and the existing $1.75 billion credit facility now available to Mirage;

•	to finance the purchase price of our acquisition of Mirage;

•	to finance capital improvements at our properties and at the Mirage properties following our acquisition of Mirage; and

•	for working capital, acquisitions, investments in qualified investments and repurchases of our own common stock.

In addition, we will have the right under the $2 billion credit facility to obtain letters of credit not exceeding a specified aggregate amount, including to support any commercial paper we may issue from time to time.

Interest on outstanding balances and commitment fees on unutilized availability under each of the facilities will be determined by formulas based on our senior unsecured debt ratings without credit enhancement (which is the credit rating applicable to the facilities, as established by the credit rating agencies Moody’s and Standard & Poor’s), and (in the case of interest rates) on the basis of the Eurodollar or base rate existing at the time of determination. We will also pay certain underwriting and agency fees in connection with the facilities.

The facilities will be unconditionally guaranteed by each of our subsidiaries except the facility nonguarantors provided, that each of New York-New York, The Primadonna Company, LLC, PRMA, LLC and New PRMA Las Vegas, Inc. will guaranty the bank credit facilities (although they do not guaranty our existing $1.25 billion bank credit facility). The facilities will also be unconditionally guaranteed by Mirage and each of its subsidiaries following our acquisition of Mirage. The facilities and the guarantees will be unsecured. However, the credit facility agreements restrict our ability to encumber our assets (including the guarantors’ assets) until the facilities have been repaid and our right to borrow under them has ended.

The facilities contain events of default and agreements customary in credit agreements of borrowers having investment grade credit ratings, including limitations on mergers. The facilities also restrict our ability to sell any of the Bellagio, Mirage or MGM Grand-Las Vegas hotel/casinos. In addition, the $1.3 billion term loan credit facility will require us to use all of the proceeds of any debt we incur or equity we issue after that credit facility becomes available to pay down that credit facility (until it is paid in full).

The credit facilities and our senior notes will be unsecured as long as each has an investment grade rating from both Moody’s and Standard & Poor’s. Both Moody’s and Standard & Poor’s have indicated that such investment grade rating will be in effect on the date of the merger.

Existing Unsecured Senior Notes of Mirage Resorts, Incorporated

Mirage has outstanding five series of senior unsecured notes. The Mirage notes will remain outstanding as obligations of Mirage after we acquire Mirage. Immediately following the merger, all of the Mirage subsidiaries and all of our subsidiaries that are to guaranty our new bank credit facilities, will also unconditionally guaranty all of the Mirage notes. The maturity dates, annual interest rates and amounts outstanding under each series of Mirage notes as of December 31, 1999 are as follows:

Series	Amount Outstanding
(in thousands of dollars)
6-5/8% notes, due February 2005, net of unamortized original issue discount of $817	$199,183
7-1/4% notes, due October 2006, net of unamortized original issue discount of $247	$249,753
6-3/4% notes, due August 2007, net of unamortized original issue discount of $739	$199,261
6-3/4% notes, due February 2008, net of unamortized original issue discount of $909	$199,091
7-1/4% debentures, due August 2017, net of unamortized original issue discount of $287	$99,713

The following description of the Mirage notes is a summary of the material provisions of the indentures under which the Mirage notes were issued, which have been filed with the Securities and Exchange Commission (see “Where You Can Find More Information” at page 29 below).

The Mirage notes are the direct obligations of Mirage. The Mirage notes are unsecured. However, the indentures under which the Mirage notes were issued provide (with some exceptions) that if Mirage secures any of its debt to other persons, then the Mirage notes must also be secured by the same collateral equally and ratably with the secured debt.

The Mirage notes are redeemable, in whole or in part, at the option of Mirage at any time at a redemption price equal to the greater of:

•	100% of the principal amount, or

•	The sum of the present values of the remaining scheduled interest and principal payments discounted to the date of redemption on a semiannual basis at the Adjusted Treasury Rate (as defined),

plus, in either case, accrued interest to the redemption date. Except as described under this heading, the Mirage notes do not include redemption or sinking fund features.

The Mirage indentures contain certain events of default and agreements which are customary with respect to investment grade debt securities, including limitations on mergers, consolidations, sales of all or substantially all of the assets of Mirage and sale and leaseback transactions by Mirage or its subsidiaries. The indentures also contain limitations on liens which apply to Mirage and its subsidiaries. The indentures do not limit the amount of indebtedness Mirage may incur.

The applicable gaming laws of the jurisdictions in which Mirage operates also include provisions which require, under certain circumstances specified under those laws, that the Mirage notes be divested by holders who are found to be unsuitable under those laws.

DESCRIPTION OF DEBT SECURITIES

The following provides a general description of the terms of the debt securities which we may issue. The particular terms of any debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions set forth below may not apply will be described in the prospectus supplement relating to those debt securities.

We filed a form of indenture as an exhibit to the registration statement of which this prospectus is a part. The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in the form filed, subject to any amendments or supplements as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture. You should read the indenture because it, and not this description, will control your rights as a holder of debt securities. The terms of the indenture are also governed by the Trust Indenture Act.

General

The debt securities will be our direct obligations, which will be unsecured, rank subordinate to our credit facilities, of which $680 million was outstanding on March 23, 2000 and may rank subordinate to, equally with or senior to our other indebtedness, including our senior notes, of which $500 million was outstanding on March 23, 2000. Our credit facilities will provide that unsecured subordinated debt securities may be issued under an indenture without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution from our board of directors or as established in one or more indentures supplemental to the indenture. All debt securities of one series do not need to be issued at the same time. Additionally, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

Terms of the Debt Securities

You should refer to the prospectus supplement for the following terms of each series of the debt securities in respect of which this prospectus is being delivered:

•	the designation, aggregate principal amount and authorized denominations of the series;

•	the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount will accrue;

•	the date or dates on which the series will mature;

•	the rate or rates per annum, if any, at which the series will bear interest;

•	the times from which any interest will accrue, be payable and the record dates pertaining thereto;

•	the place or places where the principal and interest, if any, on the series will be payable;

•	any redemption or other special terms;

•	the events of default and covenants relating to the debt securities which are in addition to, modify or delete those described herein;

•	whether the debt securities will be issued in certificated or book-entry form, and the denominations thereof;

•	if applicable, the terms of any right to convert debt securities into shares of our common stock or other securities or property;

•	provisions, if any, for the defeasance or discharge of certain of our obligations with respect to such debt securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the indenture;

•	the manner in which the amounts of payment of principal of, premium, if any, or any interest on such debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	a discussion of any material and/or special United States federal income tax considerations applicable to such debt securities;

•	any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

•	whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

•	the terms, if any, on which such debt securities will be subordinate to other debt;

•	any listing or intended listing of the debt securities on a securities exchange;

•	the provisions, if any, relating to any guarantees of the debt securities; and

•	any other terms of the debt securities, which will not be inconsistent with the provisions of the indenture.

Our debt securities may be sold at a discount below their principal amount. Even if our debt securities are not issued at a discount below their principal amount, these securities may, for United States federal income tax purposes, be deemed to have been issued with original issue discount because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars will also be set forth in the prospectus supplement, if applicable.

Information About the Trustee

Our indenture provides that there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under our indenture may resign at any time or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustees with respect to different series of debt securities, each trust shall be separate and apart from the trust administered by any other trustee. Except as indicated in this prospectus or any prospectus supplement, any action to be taken by the trustee may be taken only with respect to the one or more series of debt securities for which it is trustee under the indenture.

Merger, Consolidation or Sale of Assets

Our indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

•	either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture; and

•	no default or event of default exists immediately after such transaction.

Denominations

Unless we specify in the prospectus supplement, the debt securities of any series will be issuable only as debt securities in denominations of $1,000, and any integral multiples thereof, and will be payable only in U.S. dollars. The indenture also provides that debt securities of a series may be issuable in global form. See “Global Securities” below.

Registration and Transfer

If you surrender for transfer your registered debt securities at the office or agency we maintain for such purpose, we will deliver, in the name you have designated as transferee, one or more new debt securities of the same series of like aggregate principal amount in such denominations as are authorized for debt securities of such series and of a like maturity and with like terms and conditions. You will not incur a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

We will not be required to:

•	register, transfer or exchange debt securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of debt securities of such series selected for redemption, and ending at the close of business on the day of the transmission; or

•	register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Events of Default

Unless we inform you otherwise in the prospectus supplement, events of default means any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or premium, if any, on any debt security of that series when due;

•	if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance, or breach, of any covenants or warranties in the indenture if the default continues uncured for a period of 60 days after written notice to us by the applicable trustee or to us and the applicable trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default for any series of debt securities, which are at that time outstanding, occurs and continues, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us, and to the applicable trustee if given by the holders, declare to be due and payable immediately the principal, or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series and premium, if any, of all debt securities of that series.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under “Modification and Waiver.”

You should refer to our prospectus supplement with regard to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence and continuation of an event of default.

The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the applicable trustee written notice of a continuing event of default with respect to debt securities of that series and the holders of at least 25% in principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such debt security on or after the due dates expressed in such debt security and to institute suit for the enforcement of any such payment.

We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee with respect to any series of debt securities may withhold notice to the holders of debt securities of such series of any default or event of default (except a default in payment on any debt securities of such series) with respect to debt securities of such series if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of debt securities of such series.

Modification and Waiver

We and the applicable trustee, at any time and from time to time, may modify the indenture without prior notice to or consent of any holder of any series of debt securities for any of the following purposes:

•	to permit a successor corporation to assume our covenants and obligations under the indenture and in such series of debt securities in accordance with the terms of the indenture;

•	to add to our covenants for the benefit of the holders of any series of debt securities (and if the covenants are to be for the benefit of less than all the series, we shall state that the covenants are expressly being included solely for the benefit of the applicable series);

•	to surrender any of our rights or powers conferred in the indenture;

•	to add any additional events of default (and if the events of default are to be applicable to less than all series, we shall state that the events of default are expressly being included solely for the benefit of the applicable series);

•	to add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision and as to which the modification would apply;

•	to secure a series of debt securities or to provide that our obligations under a series of debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•	to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of a series of debt securities in a manner that will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the indenture;

•	to provide for the acceptance of appointment by a successor trustee regarding one or more series of debt securities and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trusts by more than one trustee;

•	to comply with the requirements of the Securities and Exchange Commission in connection with qualification of the indenture under the Trust Indenture Act;

•	to cure any ambiguity;

•	to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

•	to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act; or

•	to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

We may also modify the indenture for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately. However, we may not, without the consent of the holder of each outstanding debt security of each series affected:

•	change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of any debt security or any premium payable upon the redemption of any debt security, or change the stated maturity of, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of a discount security or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of such series of debt securities;

•	reduce the percentage in principal amount of the outstanding debt securities of a series where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture;

•	if applicable, adversely affect the right of a holder to convert any debt security;

•	modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security which would be affected; or

•	modify any provision described in the prospectus supplement as requiring the consent of each affected holder of debt securities.

A modification which changes or eliminates any covenant or other provision of the indenture with respect to one or more particular series of debt securities, or which modifies the rights of the holders of debt securities of a series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Defeasance of Debt Securities or Certain Covenants in Certain Circumstances

Defeasance and Discharge.  The indenture provides that we may be discharged from any and all obligations under any debt securities other than:

•	certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on debt securities;

•	to register the transfer or exchange of debt securities;

•	to replace stolen, lost or mutilated debt securities; or

•	to maintain paying agencies and to hold money for payment in trust.

We may only defease and discharge all of our obligations under the debt securities of any series if:

•	we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers’ certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

Defeasance of Certain Covenants.  Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture or in the applicable prospectus supplement or any other restrictive covenant relating to any series of debt securities provided for in a board resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of debt securities. Any omission to comply with our obligations or covenants shall not constitute a default or event of default with respect to any debt securities. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the series of debt securities. We may only defease any covenants if, among other requirements:

•	we deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers’ certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the debt securities of such series on the dates such payments are due; and

•	we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

Mandatory Disposition Pursuant to Gaming Laws

The indenture provides that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

•	to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of our election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such debt securities (possibly within less than 30 days following the notice of redemption if so required or prescribed by the applicable gaming authority) at a redemption price equal to

(1)	the lesser of:

(a)  such person’s cost; and

(b)  100% of the principal amount thereof,

plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

(2)	such other amount as may be required by applicable law or by order of any applicable gaming authority.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

Guarantee

The indenture provides that one or more of our subsidiaries may be a guarantor and may “guarantee” the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the debt securities of any series and the indenture. The liability of the guarantors will be independent of and not in consideration of or contingent upon our liability or any other party obligated under the debt securities or the indenture. A separate action or actions may be brought or prosecuted against us or any other party obligated under the debt securities or the indenture whether or not we or any other party obligated under the debt securities or the indenture are joined in any such action or actions. However, any guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the guarantor without rendering the guarantee, as it relates to such guarantor, voidable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law. This guarantee will be a continuing guarantee and will remain in full force and effect until payment in full of all of the guaranteed obligations.

Payment and Paying Agents

We covenant and agree, for the benefit of each series of debt securities, that we will duly and punctually pay the principal of, premium, if any, and any interest on the debt securities in accordance with the terms of the debt securities and the indenture. We will maintain an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

Global Securities

The debt securities of any series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement regarding a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 300 million shares of common stock. As of March 9, 2000, there were 111,832,062 shares of common stock outstanding. Holders of the common stock are entitled to dividends when and as declared by our board of directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by us. There are no sinking fund or redemption provisions relating to the common stock. The common stock has noncumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

Our certificate of incorporation provides that if and when we shall become, and so long as we shall remain, a publicly traded holding company as defined in the New Jersey Casino Control Act, all of our securities shall be held subject to the condition that if a holder thereof is disqualified by the New Jersey Casino Control Commission, such disqualified holder shall dispose of his interest in the securities, including common stock within 120 days, or such other time period required by the New Jersey Commission, following our receipt of notice of such disqualified holder. Promptly after the notice date, we are required to deliver a copy of such written notice to the disqualified holder by personal delivery, mail or any other reasonable means.

Our certificate of incorporation also provides that so long as we hold, directly or indirectly, a license or franchise from a governmental agency to conduct our business, which license or franchise is conditioned upon some or all of the holders of the common stock possessing prescribed qualifications, any and all shares of the common stock shall be subject to redemption by us, at our sole option and in our sole discretion, to the extent necessary to prevent the loss of such license or franchise or to reinstate it. Any shares of the common stock redeemable pursuant to such provision may be called for redemption immediately for cash, property or rights, including our securities or securities of another corporation, on not less than five days notice to the disqualified holder at a redemption price equal to the average closing price of such stock on a national securities exchange for the 45 trading days immediately preceding the date of the redemption notice; or if the stock is not so traded, then the average of the high and low closing bid price of the stock as quoted by the National Association of Securities Dealers Automated Quotation system for such 45 trading day period; or if such stock is not so quoted, the redemption price shall be determined in good faith by the board of directors.

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

Subscription Rights

The following description sets forth the general terms and provisions of any subscription rights which may be issued and to which any prospectus supplement may relate. The particular terms of the subscription rights and extent, if any, to which such general provisions may not apply will be described in the prospectus supplement relating to such subscription rights.

The subscription rights will be issued in connection with one or more rights offerings. The subscription rights will be issued without charge to our stockholders and will be transferable. The number of rights to be issued for each outstanding share of our common stock as well as the subscription price will be determined at the time of the rights offering, if any, and described in the related prospectus supplement. We anticipate that the subscription rights will be traded on the New York Stock Exchange, the exchange where our common stock is traded.

We anticipate there will be two types of subscription privileges associated with the subscription rights. Under the basic subscription privilege, a rights holder would be entitled to purchase one share of common stock for each right held. Under the oversubscription privilege, any rights holder who exercises the basic subscription privilege for all rights held would be entitled to subscribe for additional shares of common stock at the time the basic subscription privilege is exercised. Shares will be available for the oversubscription privilege to the extent that other rights holders do not exercise their basic subscription privilege in full and will be subject to proration if necessary. In each case, the rights holder must specify the number of shares to be purchased and submit the subscription price to the subscription agent.

PLAN OF DISTRIBUTION

We may sell the offered securities as follows:

•	directly to one or more purchasers;

•	through agents;

•	to and through one or more dealers;

•	to and through one or more underwriters;

•	through a distribution of subscription rights to our stockholders; or

•	through a combination of any such methods of sale.

The distribution of the offered securities pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Offers to purchase the offered securities may be solicited directly by us. Offers to purchase may also be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions which shall be payable by us to such agent will be set forth, in the applicable prospectus supplement.

If a dealer is utilized in the sale of the offered securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale.

If an underwriter is, or underwriters are, utilized in the sale of the offered securities, we will execute an underwriting agreement with such underwriters at the time of such sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the offered securities. In connection with the sale of offered securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities and common stock for whom they may act as agents. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may also engage in transactions with, or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that the purchase of offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if the offered securities are also being sold to underwriters, we shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

LEGAL MATTERS

Certain legal matters in connection with the validity of offered securities to which this prospectus relates will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, is a member of our board of directors, and he and other attorneys in that firm beneficially owned an aggregate of 14,618 shares of our common stock as of March 23, 2000. Certain legal matters will be passed on for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

The audited consolidated financial statements and schedule of MGM Grand, Inc. incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

The audited consolidated financial statements and schedule of Mirage Resorts, Incorporated, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report which includes an explanatory paragraph with respect to the change in accounting for start-up activities in 1999 as discussed in Note 2 to the consolidated financial statements.

WHERE YOU CAN FIND MORE INFORMATION

Each of MGM Grand and Mirage files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, at prescribed rates, any document MGM Grand or Mirage files at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You also may read and copy reports and other information filed by MGM Grand or Mirage at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York

10005. You may also read reports, proxy statements and other information relating to Mirage at the offices of the Pacific Exchange at 310 Pine Street, San Francisco, California 94104.

We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933. The registration statement contains additional information about us and our debt securities and common stock. You may inspect the registration statement and its exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and obtain copies, at prescribed rates, from the Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information filed later by MGM Grand or Mirage with the Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the year ended December 31, 1999;

•	Our Current Reports on Form 8-K dated February 23, 2000, February 28, 2000, March 6, 2000 and April 11, 2000;

•	Mirage Resorts, Incorporated Annual Report on Form 10-K for the year ended December 31, 1999;

•	Mirage Resorts, Incorporated Proxy Statement filed with the Commission on February 23, 2000;

•	Mirage Resorts, Incorporated Registration Statement on Form 8-A12B filed with the Commission on March 10, 2000.

•	Mirage Resorts, Incorporated Preliminary Proxy Statement filed with the Commission on March 24, 2000;

•	Mirage Resorts, Incorporated Amended Registration Statement on Form 8-A12B/A filed with the Commission on April 7, 2000;

•	Mirage Resorts, Incorporated Amended Preliminary Proxy Statement filed with the Commission on April 25, 2000; and

•	Mirage Resorts, Incorporated Quarterly Report on Form 10-Q for the period ended March 31, 2000.

All documents and reports filed by MGM Grand or Mirage pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and on or prior to the termination of the offering of the offered securities made by this prospectus are deemed to be incorporated by reference in this prospectus from the date of filing of such documents or reports, except as to any portion of any future annual or quarterly reports or proxy statements which is not deemed to be filed under those sections. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that any statement contained herein in any prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supercedes such statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

Any person receiving a copy of this prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to: Scott Langsner,

Secretary, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109; telephone number: (702) 891-3333. A copy will be provided by first class mail or other equally prompt means within one business day after receipt of your request.

$600,000,000

6% Senior Notes due 2009

PROSPECTUS SUPPLEMENT

September 11, 2003

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